Filed Pursuant to Rule 424(b)(3)

File No. 333-111103

TELMEX®

Offer to Exchange

U.S.$1,000,000,000 4.50% Senior Notes due 2008

which have been registered under the Securities Act of 1933,

for any and all outstanding

unregistered 4.50% Senior Notes due 2008

of

Teléfonos de México, S.A. de C.V.

Material Terms of the Exchange Offer

•	We are offering to exchange the notes that we sold previously in private offerings (referred to as the Old Notes) for new registered Exchange Notes (referred to as the Exchange Notes, and together with the Old Notes, referred to as the Notes).

•	The terms of the Exchange Notes are identical to the terms of the Old Notes, except for the transfer restrictions and registration rights relating to the outstanding Old Notes.

•	The exchange offer will expire at 5:00 p.m., New York City time, on April 22, 2004 unless we extend it.

•	We will exchange all Old Notes that are validly tendered and not validly withdrawn.

•	You may withdraw tenders of Old Notes at any time before 5:00 p.m., New York City time, on the date of the expiration of the exchange offer.

•	We will not receive any proceeds from the exchange offer.

•	We will pay the expenses of the exchange offer.

•	No dealer-manager is being used in connection with the exchange offer.

•	The exchange of Notes will not be a taxable exchange for U.S. federal income tax purposes.

See “Risk Factors” beginning on page 14 for a discussion of certain factors that you should consider before participating in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be distributed in the exchange offer or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 23, 2004

We have applied to list the Exchange Notes on the Luxembourg Stock Exchange.

The Exchange Notes have been registered in the Sección Especial (the Special Section) of the Registro Nacional de Valores (the National Securities Registry, or the Registry) maintained by the Comisión Nacional Bancaria y de Valores (the National Banking and Securities Commission, or CNBV). Registration of the Exchange Notes in the Special Section of the Registry does not imply any certification as to the investment quality of the Exchange Notes, our solvency or the accuracy or completeness of the information contained or incorporated in this prospectus. The Exchange Notes may not be publicly offered or sold in Mexico and this prospectus may not be publicly distributed in Mexico.

We are not making an offer to exchange Notes in any jurisdiction where the offer is not permitted, and will not accept surrenders for exchange from holders in any such jurisdiction.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and certain later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

•	our annual report on Form 20-F for the year ended December 31, 2002, filed with the SEC on June 25, 2003 (SEC File No. 1-10749), which we refer to as the “2002 Form 20-F,”

•	our report on Form 6-K containing disclosure regarding recent developments in our business and results of operation for the nine-month period ended September 30, 2003, furnished to the SEC on November 24, 2003,

•	our report on Form 6-K, containing our unaudited condensed consolidated interim financial statements and notes thereto for the nine-month periods ended September 30, 2003 and 2002, furnished to the SEC on December 10, 2003,

•	any future filings on Form 20-F made with the SEC under the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of the exchange offer, and

•	any future reports on Form 6-K that we furnish to the SEC after the date of this prospectus and prior to the termination of the exchange offer that are identified in such reports as being incorporated by reference in this prospectus.

You may request a copy of any and all of the information that has been incorporated by reference in this prospectus and that has not been delivered with this prospectus, at no cost, by writing or telephoning us at Parque Vía 198, Oficina 701, Colonia Cuauhtémoc, 06599 México, D.F., México, attention: Alejandro Martinez, Investor Relations, telephone (5255) 5703-3990. To obtain timely delivery, investors must request this information no later than five business days before the date they must make their investment decision. Copies of these documents will also be made available free of charge from J.P. Morgan Bank Luxembourg S.A., our listing agent, at its office at 5, rue Plaetis, L-2338 Luxembourg.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement for the Exchange Notes, including exhibits, that we have filed with the Securities and Exchange Commission, or the SEC, on Form F-4 under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. We have filed certain of these documents as exhibits to our registration statement and we refer you to those documents. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at www.sec.gov and at our web site at www.telmex.com.

We will make available to the holders of the Notes, at the corporate trust office of the trustee under the indenture and supplemental indenture governing the Notes and at the office of our Luxembourg listing agent, copies of the indenture and the supplemental indenture as well as our annual report in English, including a review of operations, and annual audited consolidated financial statements prepared in conformity with generally accepted accounting principles in Mexico, or Mexican GAAP, together with a reconciliation of operating income, net income and total stockholders’ equity to generally accepted accounting principles in the United States, or U.S. GAAP. We will also make available at the office of the trustee and at the office of our Luxembourg listing agent our unaudited condensed consolidated interim financial statements in English prepared in accordance with Mexican GAAP.

PRESENTATION OF FINANCIAL INFORMATION

This prospectus incorporates by reference:

•	our audited financial statements as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, from our 2002 Form 20-F, and

•	our unaudited condensed consolidated interim financial statements as of September 30, 2003, and for the nine-month periods ended September 30, 2003 and 2002, from our report on Form 6-K filed on December 10, 2003.

Our financial statements are prepared in accordance with Mexican GAAP, which differ in certain respects from U.S. GAAP. Mexican GAAP require restatement of all financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented. Our audited consolidated financial statements and the other financial information appearing in our 2002 Form 20-F, and all annual financial information presented in this prospectus, are accordingly stated in constant pesos with purchasing power as of December 31, 2002.

The unaudited condensed consolidated interim financial statements and all interim financial information presented in this prospectus, are stated in constant pesos with purchasing power as of September 30, 2003. As a result of Mexican inflation during the first nine months of 2003, the purchasing power of one peso as of December 31, 2002 is equivalent to the purchasing power of 1.0230 pesos as of September 30, 2003. Accordingly, the audited financial statements are not directly comparable to the unaudited condensed consolidated interim financial statements and information, because they are stated in constant pesos as of different dates.

References in this prospectus to “U.S. dollars” or “U.S.$” are to the lawful currency of the United States. References herein to “pesos,” “P.” or “Ps.” are to the lawful currency of Mexico.

This prospectus contains translations of various peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the peso amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts at the exchange rate of Ps.10.9272 to U.S.$1.00, which was the rate reported by Banco de México for September 30, 2003. On December 5, 2003, the Banco de México exchange rate for pesos was Ps.11.1959 to U.S.$1.00.

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus and the documents incorporated by reference and does not contain all of the information that may be important to you. You should carefully read this entire prospectus and the documents incorporated by reference, including the risk factors and financial statements.

Telmex’s Business

We own and operate the largest telecommunications system in Mexico. We are the only nationwide provider of fixed-line telephony services and the leading provider of fixed local and long distance telephone services as well as Internet access in Mexico. We also provide other telecommunications and telecommunications-related services such as connectivity, Internet services, directory services, interconnection services to other carriers and paging services.

For the year ended December 31, 2002, we had operating revenues of Ps.112,860 million and net income of Ps.19,568 million, based on Mexican GAAP. At September 30, 2003, we had total assets of Ps.162,791 million and total stockholders’ equity of Ps.67,776 million, based on Mexican GAAP. At September 30, 2003, we had 15.4 million local fixed lines in service, up 8.5% over September 30, 2002. In long distance services, we estimate that during December 2002, our share of traffic in cities open to competition was 73.3% for domestic long distance and 68.7% for international long distance calls originating in Mexico. At September 30, 2003, we had 1.4 million Internet access accounts and 2.2 million connectivity line equivalents.

Of our Ps.85,267 million of consolidated revenues for the nine-month period ended September 30, 2003, 46.8% was attributable to local service, 33.9% was attributable to long distance service and 15.2% was attributable to interconnection. Other services, including yellow pages and equipment sales, accounted for 4.1% of these consolidated revenues.

Our principal executive offices are at Parque Vía 190, Colonia Cuauhtémoc, 06599 México, D.F., México. Our telephone number is (5255) 5703-3990.

The Exchange Offer

Exchange Notes

Up to U.S.$1,000,000,000 aggregate principal amount of 4.50% Senior Notes due 2008. The terms of the Exchange Notes and the Old Notes are identical in all respects, except that, because the offer of the Exchange Notes will have been registered under the Securities Act, the Exchange Notes will not be subject to transfer restrictions, registration rights or the related provisions for increased interest if we default under the registration rights agreement.

Exchange offer

We are offering to exchange U.S.$1,000 principal amount of Exchange Notes for each U.S.$1,000 principal amount of Old Notes. In connection with the private placement of Old Notes in November 2003, we entered into an exchange and registration rights agreement, which grants holders of the Old Notes certain exchange and registration rights. The exchange offer is intended to satisfy our obligations under the registration rights agreement.

If the exchange offer is not completed within the time period specified in the registration rights agreement, we will be required to pay additional interest on the Old Notes.

Resale of the Exchange Notes

Based on existing interpretations by the staff of the SEC set forth in interpretive letters issued to parties unrelated to us, we believe that you will generally be able to freely transfer the Exchange Notes issued in the exchange offer without compliance with the registration or prospectus delivery requirements of the Securities Act.

If you are a broker-dealer and receive Exchange Notes for your own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities, you must represent to us that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes.

Expiration date	The exchange offer will expire at 5:00 p.m., New York City time, on April 22, 2004 unless we extend it.

Withdrawal rights	You may withdraw the tender of your Old Notes at any time prior to the expiration of the exchange offer.

Procedure for tendering the Old Notes

If you wish to tender your Old Notes for exchange in the exchange offer, you or the custodial entity through which you hold your Old Notes must follow the procedures described on page 21 under “The Exchange Offer—Terms of the Exchange Offer—Procedures for Tendering.”

To participate in the exchange offer, you must execute or agree to be bound by the letter of transmittal, through which you will represent to us, among other things, that:

•	you are acquiring the Exchange Notes in the exchange offer in the ordinary course of business,

•	neither you nor any person who will receive the Exchange Notes has any arrangements or understanding with any person to participate in the distribution of the Exchange Notes within the meaning of the Securities Act,

•	(i) neither you nor any other person who will receive the Exchange Notes is an “affiliate,” as defined in Rule 405 of the Securities Act, of ours or (ii) if you or the person who will receive the Exchange Notes is an affiliate, in connection with any resale of the Exchange Notes you or that person will comply with the applicable registration and prospectus delivery requirements of the Securities Act to the extent applicable,

•	if you are not a broker-dealer, you are not engaged in, and do not intend to engage in, a distribution of the Exchange Notes, and

•	if you are a broker-dealer, (i) you will receive Exchange Notes for your own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities and (ii) you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes.

Certain tax considerations	The exchange of Notes will not be a taxable exchange for U.S. federal income tax purposes.

Consequences of failure to exchange	If we complete the exchange offer and you do not participate in it, then:

•	your Old Notes will continue to be subject to the existing restrictions upon their transfer,

•	we will have no further obligation to provide for the registration under the Securities Act of those Old Notes except under certain limited circumstances, and, following completion of the exchange offer, those Old Notes will bear interest at the same rate as the Exchange Notes, and

•	the liquidity of the market for your Old Notes could be adversely affected.

Use of proceeds	We will not receive any proceeds from the issuance of the Exchange Notes pursuant to the exchange offer.

Exchange Agent	JPMorgan Chase Bank is serving as exchange agent in connection with the exchange offer.

Information Agent	Global Bondholder Services Corporation is serving as information agent in connection with the exchange offer.

Summary of Terms of the Exchange Notes

The terms of the Exchange Notes and the Old Notes are identical in all respects, except that, because the offer of the Exchange Notes will have been registered under the Securities Act, the Exchange Notes will not be subject to transfer restrictions, registration rights or the related provisions for increased interest if we default under the registration rights agreement. Unless otherwise specified, references in this section to the “Notes” mean the U.S.$1,000,000,000 aggregate principal amount of Old Notes issued to date and up to an equal principal amount of Exchange Notes we are offering hereby.

Maturity	November 19, 2008.

Interest rate	The Notes bear interest at the rate of 4.50% per annum, based upon a 360-day year consisting of twelve 30-day months.

Interest payment dates	Interest on the Notes is payable semi-annually on May 19 and November 19 of each year.

Ranking	The Notes rank equally in right of payment with all our other senior, unsecured debt obligations.

Payment of additional amounts

If you are not a resident of Mexico for tax purposes, payments of interest on the Notes to you will generally be subject to Mexican withholding tax at a rate of 4.9% or, under certain circumstances, 10%. We will pay additional amounts in respect of those payments of interest so that the amount you receive after Mexican withholding tax will equal the amount that you would have received if no such Mexican withholding tax had been applicable, subject to some exceptions as described under “Description of the Notes—Payments of Additional Amounts.”

Make-whole redemption	We may redeem any of the Notes at any time by paying the greater of the principal amount of the Notes or a “make-whole” amount, plus, in each case accrued interest.

Tax redemption

If, due to changes in Mexican laws relating to Mexican withholding taxes applicable to payments of interest, we are obligated to pay additional amounts on the Notes in respect of Mexican withholding taxes in excess of 10%, we may redeem the outstanding Notes in whole (but not in part) at any time, at a price equal to 100% of their principal amount plus accrued interest to the redemption date.

Repurchase option

In the event of certain changes in our controlling shareholders, you will have the right to require us to repurchase your Notes at a price equal to 100% of their principal amount plus accrued interest to the repurchase date.

Trustee and principal paying agent	JPMorgan Chase Bank.

Governing law	New York.

Risk factors

Before participating in the exchange offer, a holder of the Old Notes should consider carefully all of the information set forth or incorporated in this prospectus and, in particular, the information set forth under “Risk Factors” on page 14.

Luxembourg listing	We have applied to list the Exchange Notes on the Luxembourg Stock Exchange in accordance with the rules and regulations of the Luxembourg Stock Exchange.

Summary Consolidated Financial Data

The tables below present summary consolidated financial and operating data at and for the periods indicated. The summary data should be read in conjunction with, and are qualified in their entirety by reference to, our financial statements and notes thereto included or incorporated in this prospectus.

Our financial statements have been prepared in accordance with generally accepted accounting principles in Mexico, or Mexican GAAP, which differ in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 18 to our audited consolidated financial statements and Note 13 to our unaudited condensed consolidated interim financial statements, each incorporated herein, provide a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us; a reconciliation to U.S. GAAP of operating income, net income and total stockholders’ equity; a statement of comprehensive income; and a condensed statement of cash flows under U.S. GAAP.

Pursuant to Mexican GAAP, in our financial statements and the summary consolidated financial data set forth below:

•	nonmonetary assets (including plant, property and equipment of Mexican origin) and stockholders’ equity are restated for inflation based on the Mexican National Consumer Price Index; plant, property and equipment of non-Mexican origin are restated based on the rate of inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date,

•	gains and losses in purchasing power from holding monetary assets and liabilities are recognized in income, and

•	all financial statements are restated in constant pesos as of the most recent balance sheet date. In the case of our annual audited consolidated financial statements, all financial information is restated in constant pesos as of December 31, 2002. In the case of our unaudited condensed consolidated interim financial statements, all financial information is restated in constant pesos as of September 30, 2003.

We have not reversed the effect of inflation accounting under Mexican GAAP in the reconciliation to U.S. GAAP of our net income and stockholders’ equity, except with respect to the methodology for restatement of plant, property and equipment of non-Mexican origin. See Note 18 to the audited consolidated financial statements and Note 13 to the unaudited condensed consolidated interim financial statements.

The summary annual consolidated financial data set forth below have been derived from our audited consolidated financial statements for each of the years in the five-year period ended December 31, 2002, which have been reported on by Mancera, S.C., a Member Practice of Ernst & Young Global, independent public accountants.

	Year ended December 31,
	1998	1999	2000	2001	2002
	(millions of constant pesos as of December 31, 2002)(1)
Income Statement Data
Mexican GAAP:
Operating revenues	Ps.96,576	Ps.102,402	Ps.112,630	Ps.117,292	Ps.112,860
Operating costs and expenses	58,685	61,462	68,817	72,273	73,243
Operating income	37,891	40,940	43,813	45,019	39,617
Income from continuing operations(2)	17,312	25,065	27,585	24,833	19,568
Income from discontinued operations(2)	4,837	5,147	1,626	—	—
Net income	22,149	30,212	29,211	24,833	19,568
Income per share from continuing operations––Basic(3)	1.096	1.661	1.880	1.834	1.507
Income per share from continuing operations––Diluted(3)	1.096	1.621	1.779	1.721	1.482
Net income per share—Basic(3)	1.401	2.002	1.991	1.834	1.507
Net income per share—Diluted(3)	1.401	1.957	1.885	1.721	1.482
Dividends per share(3)(4)	0.350	0.388	0.445	0.490	0.545
Weighted average number of shares outstanding
Basic	15,804	15,092	14,669	13,541	12,986
Diluted	15,804	15,326	15,345	14,217	13,662
U.S. GAAP:
Operating revenues	Ps.96,576	Ps.102,402	Ps.112,630	Ps.117,292	Ps.112,860
Operating costs and expenses	64,847	68,371	75,360	80,109	78,652
Operating income	31,729	34,031	37,270	37,183	34,208
Income from continuing operations(2)	16,891	23,880	25,531	21,378	17,760
Income from discontinued operations(2)	4,220	4,304	1,376	—	—
Net income	21,111	28,184	26,907	21,378	17,760
Income per share from continuing operations—Basic(3)	1.069	1.582	1.740	1.579	1.368
Income per share from continuing operations—Diluted(3)	1.069	1.544	1.645	1.478	1.349
Net income per share—Basic(3)	1.336	1.868	1.834	1.579	1.368
Net income per share—Diluted(3)	1.336	1.825	1.735	1.478	1.349
Dividends per share(3)(4)	0.350	0.388	0.445	0.490	0.545

(see footnotes on following page)

	As of December 31,
	1998	1999	2000	2001	2002
	(millions of constant pesos as of December 31, 2002, except where noted)
Balance Sheet Data
Mexican GAAP:
Plant, property and equipment, net	Ps.136,516	Ps.117,759	Ps.117,554	Ps.120,978	Ps.122,956
Total assets of continuing operations	175,503	164,241	173,125	165,855	168,792
Total assets of discontinued operations(2)	58,020	73,629	—	—	—

Total assets	233,523	237,870	173,125	165,855	168,792
Long-term debt	34,133	29,459	33,432	55,233	55,074
Total stockholder’s equity(5)	143,016	147,048	54,569	53,656	61,164
U.S. GAAP:
Plant, property and equipment, net	Ps.150,023	Ps.138,231	Ps.136,111	Ps.143,096	Ps.133,771
Total assets of continuing operations	192,076	187,187	193,817	189,356	180,960
Total assets of discontinued operations(2)	58,847	74,377	—	—	—

Total assets	250,923	261,564	193,817	189,356	180,960
Long term debt	34,133	29,459	33,432	55,233	55,074
Total stockholders’ equity(5)	125,412	136,031	53,451	55,917	57,800
Operating Data
Lines in service (thousands)	9,927	10,878	12,069	13,372	14,446
Internet access accounts (thousands)	146	403	634	913	1,165
Connectivity line equivalents (thousands)	371	507	997	1,574	2,021
Domestic long distance call minutes for the year (millions)	9,077	10,419	12,309	14,251	14,347
International long distance call minutes for the year (millions)(6)	3,286	4,192	5,521	4,404	4,922

(1)	Except share and per share data.
(2)	In 1998, 1999 and 2000 the wireless and international businesses we spun off to América Móvil in September 2000 are presented as discontinued operations. See “Telmex—History” under Item 4 of our 2002 Form 20-F incorporated herein.
(3)	We have not presented net income or dividends on a per ADS basis. Each L share ADS represents 20 L shares and each A Share ADS represents 20 A Shares.
(4)	Nominal amounts.
(5)	The decrease in 2000 was due to the spin-off of América Móvil.
(6)	Includes incoming and outgoing traffic.

The summary consolidated financial data set forth below have been derived from our unaudited condensed consolidated interim financial statements. In the opinion of our management, the financial data set forth below include all adjustment, consisting only of normal recurring accruals, necessary for a fair presentation of consolidated financial condition and results of operations as of the dates and for the periods specified. Results for the first nine months are not, however, necessarily indicative of results to be expected for the full year.

The unaudited condensed consolidated interim financial statements and the summary consolidated financial data set forth below are stated in constant pesos with purchasing power as of September 30, 2003. As a result of Mexican inflation during the first nine months of 2003, the purchasing power of one peso as of December 31, 2002 is equal to the purchasing power of 1.0230 pesos as of September 30, 2003. Accordingly, the financial data set forth below are not directly comparable to the audited consolidated financial statements because they are stated in constant pesos as of different dates.

	As of and for the nine-month period ended September 30,
	2002	2003	2003
	(millions of constant pesos as of September 30, 2003)(1)		(millions of U.S. dollars)(1)(2)

Income Statement Data
Mexican GAAP:
Operating revenues	Ps.85,301	Ps.85,267	U.S.$7,803
Operating costs and expenses	55,814	56,720	5,191
Operating income	29,487	28,547	2,612
Net income	14,613	16,593	1,518
Net income per share—Basic(3)	1.120	1.323	0.121
Net income per share—Diluted(3)	1.112	1.290	0.118
Dividends per share(3)(4)	0.405	0.450	0.042
U.S. GAAP:
Operating revenues	Ps.85,301	Ps.85,267	U.S.$7,803
Operating costs and expenses	59,871	59,540	5,449
Operating income	25,430	25,727	2,354
Net income	13,113	15,990	1,463
Net income per share—Basic(3)	1.005	1.275	0.117
Net income per share—Diluted(3)	1.002	1.244	0.114
Dividends per share(3)(4)	0.405	0.450	0.042

Balance Sheet Data
Mexican GAAP:
Plant, property and equipment, net	Ps.121,463	Ps.118,659	U.S.$10,859
Total assets	177,361	162,791	14,898
Long-term debt	62,818	40,775	3,732
Total stockholders’ equity	64,572	67,776	6,203
U.S. GAAP:
Plant, property and equipment, net	132,708	124,170	11,363
Total assets	190,986	171,211	15,668
Long term debt	62,818	40,775	3,732
Total stockholders’ equity	59,834	62,105	5,684

(see footnotes on following page)

	As of September 30,
	2002	2003
Operating Data
Lines in service (thousands)	14,158	15,356
Internet access accounts (thousands)	1,102	1,373
Connectivity line equivalents (thousands)	1,841	2,178
Domestic long distance call minutes for the year (millions)	10,616	11,613
International long distance call minutes for the year (millions)(5)	4,010	3,108

(1)	Except share and per share data.
(2)	U.S. dollar amounts provided are translations from the peso amounts, solely for the convenience of the reader, at an exchange rate of Ps.10.9272 per U.S. dollar, the Banco de México exchange rate at September 30, 2003.
(3)	We have not presented net income or dividends on a per ADS basis. Each L share ADS represents twenty L shares and each A Share ADS represents twenty A Shares.
(4)	Nominal amounts.
(5)	Includes incoming and outgoing traffic.

RISK FACTORS

You should carefully consider the following factors in addition to the other information presented or incorporated by reference in this prospectus.

Risks Relating to the Notes and the Exchange Offer

There May Not Be a Liquid Trading Market for the Exchange Notes

The Exchange Notes are being offered to the holders of the Old Notes. The Exchange Notes will constitute a new issue of securities for which, prior to the exchange offer, there has been no public market, and the Exchange Notes may not be widely distributed. We have applied to list the Exchange Notes on the Luxembourg Stock Exchange in accordance with the rules and regulations of the Luxembourg Stock Exchange. We do not intend to arrange for quotation of the Exchange Notes on any automated dealer quotation system. Accordingly, we cannot assure that an active trading market for the Exchange Notes will develop. If a market for any of the Exchange Notes does develop, the price of such Exchange Notes may fluctuate and liquidity may be limited. If a market for any of the Exchange Notes does not develop, purchasers may be unable to resell such Exchange Notes for an extended period of time, if at all.

Your Failure to Tender Old Notes in the Exchange Offer May Affect Their Marketability

If you do not exchange your Old Notes for Exchange Notes in the exchange offer, you will continue to be subject to the existing restrictions on transfers of the Old Notes. If the exchange offer is completed, we will have no further obligation to provide for registration of the Old Notes except under limited circumstances described under “The Exchange Offer—Resale Registration Statement; Special Interest,” and those Old Notes will bear interest at the same rate as the Exchange Notes.

Consequently, after we complete the exchange offer, if you continue to hold Old Notes and you seek to liquidate your investment, you will have to rely on an exemption from the registration requirements under applicable securities laws, including the Securities Act, regarding any sale or other disposition of the Old Notes. Further, to the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market, if any, for the Old Notes could be adversely affected.

Judgments of Mexican Courts Enforcing Our Obligations in Respect of the Notes Would Be Payable Only in Pesos; Conversions in the Event of Bankruptcy

If proceedings are brought in Mexico seeking to enforce in Mexico our obligations in respect of the Notes, we would be required to discharge our obligations in Mexico only in Mexican pesos. This is because under the Ley Monetaria de los Estados Unidos Mexicanos (the Mexican Monetary Law), an obligation denominated in a currency other than Mexican pesos that is payable in Mexico may be satisfied in Mexican pesos at the rate of exchange in effect on the date of payment. This rate is currently determined by Banco de México and published in the Official Gazette of Mexico. As a result, the amount paid by us in pesos to holders of the Notes may not be readily convertible into the amount of U.S. dollars that we are obligated to pay under the indenture and supplemental indenture. Also, our obligation to indemnify against exchange losses may be unenforceable in Mexico.

In addition, under Mexico’s Ley de Concursos Mercantiles (Law on Mercantile Reorganization), if we are declared bankrupt or in concurso mercantil, our obligations under the Notes (1) would be converted into pesos and then from pesos into inflation-adjusted units, or Unidades de Inversión (known as UDIs), (2) would be satisfied at the time claims of all our creditors are satisfied, (3) would be subject to the outcome of, and priorities recognized in, the relevant proceedings, (4) would cease to accrue interest and (5) would not be adjusted to take into account any depreciation of the peso against the dollar occurring after such declaration.

Developments in Other Countries May Affect Prices for the Notes

The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In October 1997, prices of both Mexican debt securities and Mexican equity securities dropped substantially, precipitated by a sharp drop in the value of Asian markets. Similarly, in the second half of 1998, prices of Mexican securities were adversely affected by the economic crises in Russia and in Brazil. The market value of the Notes could be adversely affected by events elsewhere, especially in emerging market countries.

Risks Relating to Our Business Generally

Increasing Competition Could Adversely Affect Our Revenues and Profitability

Our results of operations have been affected by the opening of the Mexican market for long distance services to competition beginning in August 1996 and the availability of interconnection to our network beginning on January 1, 1997. Competing carriers have won a share of the long distance market, and prices have fallen steadily as real rates have fallen and customer discounts have increased. The effects of increased competition have been particularly severe in international long distance service, where our revenues declined from 1996 through 1998 and again in 2000 through 2002. We believe the decline in our international traffic volume has been adversely affected by an unauthorized practice referred to as “illegal bypass,” which occurs when an incoming international call is routed into Mexico through private circuits or other channels and then handled as a domestic call. We estimate that illegal bypass represented a loss of revenues of Ps.1,157 million in 2002, an amount equal to 12.2% of our total international long distance revenue for that year. The practice is difficult to prevent and is likely to arise whenever there is a substantial price advantage to be gained by competing carriers.

Competition in local service, principally from wireless service providers, has been developing since 1999. In December 2002, there were approximately 26.2 million cellular lines in service compared with approximately 15.4 million fixed lines in service (14.4 million of which are part of our network). At present, 19 competitive fixed-line local operators have been granted licenses, primarily in Mexico City, Guadalajara, Monterrey, Puebla and other large cities.

The effects of increased competition on our business are highly uncertain and will depend on a variety of factors, including Mexican economic conditions, regulatory developments including the lowering of interconnection fees, the behavior of our customers and competitors and the effectiveness of measures we take.

Dominant Carrier Regulations and Other Regulatory Developments Could Hurt Our Business by Limiting Our Ability to Pursue Competitive and Profitable Strategies

Our business is subject to extensive regulation, and it can be adversely affected by changes in law, regulation or regulatory policy. The Mexican Competition Commission has determined that we are a dominant provider of certain telecommunications services, and Mexican law provides for the regulatory authorities to impose additional regulations on a dominant provider. In September 2000, the Comisión Federal de Telecomunicaciones, or “Cofetel” (the Mexican Federal Telecommunications Commission), adopted regulations that apply specifically to us as a dominant carrier. In 2001, a Mexican court held that the determination that we are a dominant carrier was procedurally defective, but the Mexican Competition Commission promptly addressed the defect and issued a second resolution with the same findings. We have brought legal proceedings challenging the validity of the Competition Commission’s second resolution. In May 2002, a federal court nullified several resolutions issued by the Competition Commission and Cofetel, including the September 2000 resolution adopting the dominant carrier regulations. We cannot predict the outcome of the proceedings regarding the Competition Commission or whether Cofetel will issue new regulations that are substantially similar to the prior dominant carrier regulations. We believe that if dominant carrier regulations are eventually implemented, the new rules and the related regulatory procedures will reduce our flexibility to adopt competitive tariff policies.

In August 2000, the United States initiated World Trade Organization (WTO) dispute settlement with Mexico regarding alleged illegal barriers to competition in the Mexican telecommunications market. The United States claims that Mexico has not complied with its WTO commitments, alleging in particular that (i) Mexico has not ensured that we provide international termination to U.S. telecommunications carriers at “cost-based” and “reasonable” rates, (ii) Mexico has failed to ensure that U.S. companies can route their calls into and out of Mexico over leased lines and (iii) Mexico’s rules authorizing the Mexican carrier with the largest market share to negotiate rates on behalf of all Mexican carriers are anticompetitive. The WTO has issued to the parties a confidential decision on this matter that will become public at a later date. We cannot predict the outcome of such decision or any regulatory or other consequences it may have. An adverse decision by the WTO could lead to trade sanctions against Mexico and could prompt changes in regulation affecting our business.

Shifting Usage Patterns Could Adversely Affect Our Revenues

Our fixed-line network services face increasing competition due to shifting usage patterns resulting from the adoption of popular new technologies, including wireless devices for voice and other communications, and the subsequent substitution of these technologies for fixed-line phones. For example, we estimate that an increasing proportion of calls that previously would have been made over our fixed network are now being made on wireless telephones outside our network. There can be no assurance that this process will not adversely affect our traffic volume and our results of operations.

Risks Relating to Our Controlling Shareholder and Capital Structure

We Are Controlled by One Shareholder

A majority of the voting shares of our company (68.9% as of April 30, 2003) is indirectly controlled by Carso Global Telecom, S.A. de C.V., which is controlled by Carlos Slim Helú and members of his immediate family. Carso Global Telecom has the effective power to designate a majority of the members of our Board of Directors and to determine the outcome of other actions requiring a vote of the shareholders, except in very limited cases that require a vote of the holders of L Shares.

We Engage in Transactions with Affiliates That May Create the Potential for Conflicts of Interest

We engage in transactions with certain subsidiaries of Grupo Carso, S.A. de C.V. and Grupo Financiero Inbursa, S.A., both of which are under common control with Carso Global Telecom. Transactions with subsidiaries of Grupo Carso include the purchase of network construction services and materials, and transactions with Grupo Financiero Inbursa include banking services and insurance. We also engage in transactions with América Móvil, which is controlled by América Telecom, S.A. de C.V. América Telecom, like Carso Global Telecom, is controlled by Carlos Slim Helú and members of his immediate family. We also make investments jointly with our affiliates as well as sell our investments to our affiliates. Investment transactions with our affiliates include an investment in Prodigy Communications Corporation, or Prodigy (which we sold to an affiliate of SBC International in November 2001), an investment in The Telvista Company and the sale of our subsidiary Kb/Tel. Our transactions with affiliates may create the potential for conflicts of interest.

It May Be Difficult to Enforce Civil Liabilities Against Us or Our Directors, Officers and Controlling Persons

Telmex is organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, all or a substantial portion of our assets and their assets are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

Risks Relating to Developments in Mexico and Other Emerging Market Countries

Economic and Political Developments May Adversely Affect Our Business

Our business operations and assets are principally located in Mexico. As a result, our business is significantly affected by the general condition of the Mexican economy, by devaluation of the peso, by inflation and high interest rates in Mexico, or by political developments in Mexico.

Mexico Has Experienced Adverse Economic Conditions

Mexico has experienced a prolonged period of slow growth since 2001 primarily as a result of the downturn in the U.S. economy. In 2002, Mexico’s gross domestic product, or GDP, grew by 0.9% and inflation rose to 5.7%. In 2001, GDP declined by 0.3% while inflation decreased to 4.4%. For 2003, the Mexican government has estimated that GDP growth will be 1.5% and inflation is expected to be 3.0%, though these estimates may not prove to be accurate.

If the Mexican economy falls into a recession or if inflation and interest rates increase significantly, our business, financial condition and results of operations could suffer material adverse consequences because, among other things, demand for telecommunications services may decrease and consumers may find it difficult to pay for the services we offer.

Depreciation or Fluctuation of the Peso Relative to the U.S. Dollar Could Adversely Affect Our Financial Condition and Results of Operations

Primarily because of our U.S. dollar-denominated indebtedness, we are affected by fluctuations in the value of the peso against the U.S. dollar. In the first ten months of 2003, the peso depreciated against the U.S. dollar by approximately 7.7%. In 2002, the peso depreciated against the U.S. dollar at year-end by approximately 12.8%, and the average value of the peso against the U.S. dollar during 2002 was 4.2% lower than in 2001, contributing to our net foreign exchange loss of Ps.4,445 million at year-end 2002. In 2001, the peso appreciated against the U.S. dollar by 4.8% at year-end, and the average value of the peso against the U.S. dollar during 2001 was 1.7% higher than in 2000. In 2000, the peso depreciated slightly against the U.S. dollar at year-end, but the average value of the peso against the U.S. dollar during 2000 was 1.0% higher than in 1999. Future depreciation or devaluation of the peso may result in further net foreign exchange losses.

Severe devaluation or depreciation of the peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico, the government could institute restrictive exchange rate policies in the future. Currency fluctuations will probably continue to affect our financial income and expense and our revenues from international settlements.

High Levels of Inflation and High Interest Rates in Mexico Could Adversely Affect Our Financial Condition and Results of Operations

Mexico has experienced high levels of inflation and high domestic interest rates. The annual rate of inflation, as measured by changes in the National Consumer Price Index, was 5.7% for 2002. Inflation for the first ten months of 2003 was 2.7%. If inflation in Mexico does not remain within the government’s projections, we might not be able to raise our rates to keep pace with inflation, and more generally, the adverse effects of high inflation on the Mexican economy might result in lower demand or lower growth in demand for telecommunications services.

Interest rates on 28-day Mexican treasury bills, or Cetes, averaged 7.1% during 2002. On October 30, 2003, the 28-day Cetes rate was 5.3%. High interest rates in Mexico could adversely affect our financing costs.

Developments in the U.S. Economy May Adversely Affect Our Business

Economic conditions in Mexico are heavily influenced by the condition of the U.S. economy due to various factors, including commercial trade pursuant to the North American Free Trade Agreement (NAFTA), U.S. investment in Mexico and immigration in the United States. Events and conditions affecting the U.S. economy may adversely affect our business, results of operations, prospects and financial condition.

Political Events in Mexico Could Affect Mexican Economic Policy and Our Operations

The national elections held in July 2000 ended 71 years of rule by the Institutional Revolutionary Party (“PRI”) with the election of president Vicente Fox, a member of the National Action Party (“PAN”), and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. Neither the PRI nor the PAN currently has a majority in the Congress or Senate. The lack of a majority party in the legislature and the lack of alignment between the legislature and the President has resulted in deadlock and has prevented the timely implementation of legislative and economic reforms. Continued delays could have a material adverse effect on the Mexican economy and on our business.

USE OF PROCEEDS

We will not receive any proceeds from the exchange offer. In exchange for issuing the Exchange Notes as contemplated in this prospectus, we will receive Old Notes in like principal amount, the terms of which are identical in all material respects to the Exchange Notes. The Old Notes surrendered in exchange for the Exchange Notes will be retired and cancelled and cannot be reissued. Accordingly, the issuance of the Exchange Notes will not result in any increase in our indebtedness.

Net proceeds from the private placement of the Old Notes were used for general corporate purposes, including funding working capital and capital expenditures, contributing to the Telmex pension fund and repaying maturing debt.

EXCHANGE RATES

Mexico has a free market for foreign exchange, and the Mexican government allows the peso to float freely against the U.S. dollar. For much of 1998, the foreign exchange markets were volatile as a result of financial crises in Asia and Russia and financial turmoil in certain Latin American countries, including Brazil and Venezuela. The peso declined during this period, but was relatively stable from 1999 until 2001. In 2002 the peso declined significantly and has continued to decline during 2003. There can be no assurance that the government will maintain its current policies with regard to the peso or that the peso will not further depreciate or appreciate significantly in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar. The rates have not been restated in constant currency units.

Period	High	Low	Average(1)	Period End
1998	Ps.8.04	Ps.10.63	Ps. 9.24	Ps.9.90
1999	9.24	10.60	9.56	9.48
2000	9.18	10.09	9.47	9.62
2001	8.95	9.97	9.33	9.16
2002	9.00	10.43	9.66	10.43
2003:
Nine-month period ended September 30, 2003	Ps.10.11	Ps.11.24	Ps.10.72	Ps.11.00

	High	Low	Average(2)	Period End
June	Ps.10.24	Ps.10.74	Ps.10.50	Ps.10.46
July	10.34	10.59	10.46	10.59
August	10.59	11.06	10.83	11.06
September	10.86	11.04	10.95	11.00
October	10.97	11.32	11.14	11.06
November	10.98	11.40	11.18	11.40

(1)	Average of the rates of each period, using the average of the exchange rates on the last day of the month during each period.
(2)	Average of the lowest and highest rates in the month.

On December 5, 2003 the noon buying rate was Ps.11.2050 to U.S.$1.00.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratios of earnings to fixed charges for each year in the five-year period ended December 31, 2002, and for the nine-month period ended September 30, 2003, in accordance with Mexican GAAP and U.S. GAAP. Earnings for this purpose consist of earnings before provision for income tax but after provision for employee profit sharing, plus fixed charges and depreciation of capitalized interest and minus interest capitalized during the period. Fixed charges for this purpose consist of interest expense plus interest capitalized during the period. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to our indebtedness.

	Year ended December 31,					Nine-month period ended September 30, 2003
	1998	1999	2000	2001	2002
Mexican GAAP	3.5	4.2	4.6	6.7	6.5	7.0
U.S. GAAP	3.4	3.9	4.2	5.8	5.8	6.5

CAPITALIZATION

The following table sets forth our consolidated capitalization under Mexican GAAP (1) as of September 30, 2003, and (2) as adjusted to reflect the issuance of the Notes in November 2003. There has been no other material change in our consolidated capitalization since September 30, 2003.

	As of September 30, 2003
	Actual(1)	As adjusted(2)
	(millions of pesos)	(millions of pesos)
Debt:
Unsecured, denominated in foreign currency:
Banks	Ps.20,242	Ps. 20,242
Suppliers’ credits	1,167	1,167
Mexican government	112	112
Financial leases	2,261	2,261
Convertible senior debentures	8,851	8,851
Senior notes	16,391	16,391
Notes offered in November 2003	–	10,927

Total	49,024	59,951

Unsecured, denominated in Mexican pesos:
Banks	1,301	1,301
Commercial paper	1,778	1,778
Domestic senior notes (certificados bursátiles)	7,450	7,450

Total	10,529	10,529

Total debt	59,553	70,480
Less current portion of long-term debt(1)	18,778	18,778

Long-term debt	40,775	51,702

Stockholders’ equity:(2)
Capital stock(3)	27,534	27,534
Premium on sales of shares	11,227	11,227
Retained earnings	99,836	99,836
Accumulated other comprehensive income items	(70,821)	(70,821)

Total stockholders’ equity	67,776	67,776

Total capitalization (total debt and stockholders’ equity)	Ps.127,329	Ps.138,256

Total debt as a percentage of total capitalization.	46.8%	51.0%

(1)	Includes short-term debt.
(2)	See Note 14 to the audited consolidated financial statements included in the 2002 Form 20-F.
(3)	All of our capital stock is fully paid and non-assessable.

The following table sets forth our capital structure as of September 30, 2003:

Class	Number of Shares (millions)	Percentage of Capital	Percentage of Voting(*)
L Shares (no par value)	7,876.6	64.1%	0.0%
AA Shares (no par value)	4,136.5	33.7	93.8
A Shares (no par value)	275.1	2.2	6.2
Total	12,288.2	100.0%	100.0%

(*)	Except on limited matters for which L Shares have voting rights.

THE EXCHANGE OFFER

This section describes the exchange offer and the material provisions of the registration rights agreement, but it may not contain all of the information that is important to you. We refer you to the complete provisions of the registration rights agreement, which have been filed as exhibits to the registration statement on Form F-4. See “Where You Can Find More Information” for instructions to obtain copies of these documents.

In this section and the section entitled “Description of the Notes,” references to “we,” “us” and “our” refer to Teléfonos de México, S.A. de C.V. only and do not include our subsidiaries. References to holders mean those who have Old Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in Old Notes issued in book-entry form through The Depository Trust Company, or DTC, or in Old Notes registered in street name. Owners of beneficial interests in the Old Notes should read the subsections entitled “—Terms of the Exchange Offer—Procedures for Tendering” and “Description of the Notes—Form, Denomination, Transfer and Book-Entry Procedures.”

Purpose and Effect of the Exchange Offer

General

We sold the Old Notes to certain initial purchasers in November 2003 under the terms of a purchase agreement we reached with them. The initial purchasers resold the Old Notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act and in offshore transactions in reliance on Regulation S under the Securities Act. In connection with the offering of the Old Notes, we also entered into a registration rights agreement with the initial purchasers, which governs our obligation to file a registration statement with the SEC and commence the exchange offer to exchange the Exchange Notes for the Old Notes. The exchange offer is intended to satisfy our obligations under the registration rights agreement.

The registration rights agreement further provides that if we do not complete the exchange offer within a certain period of time or under certain other circumstances, we will be obligated to pay additional interest, referred to as special interest, to holders of the Old Notes. Except as discussed below under “—Resale Registration Statement; Special Interest,” upon the completion of the exchange offer we will have no further obligations to register your Old Notes or pay special interest.

Representations upon Tender of Old Notes

To participate in the exchange offer, you must execute or agree to be bound by the letter of transmittal, through which you will represent to us, among other things, that:

•	you are acquiring the Exchange Notes in the exchange offer in the ordinary course of business,

•	neither you nor any person who will receive the Exchange Notes has any arrangements or understanding with any person to participate in the distribution of the Exchange Notes within the meaning of the Securities Act,

•	(i) neither you nor any other person who will receive the Exchange Notes is an “affiliate,” as defined in Rule 405 of the Securities Act, of ours or (ii) if you or the person who will receive the Exchange Notes is an affiliate, in connection with any resale of the Exchange Notes you or that person will comply with the applicable registration and prospectus delivery requirements of the Securities Act to the extent applicable,

•	if you are not a broker-dealer, you are not engaged in, and do not intend to engage in, a distribution of the Exchange Notes, and

•	if you are a broker-dealer, (i) you will receive Exchange Notes for your own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities and (ii) you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes.

Resale of the Exchange Notes

Under existing SEC interpretations set forth in no-action letters issued to parties unrelated to us, the Exchange Notes would, in general, be freely transferable after the exchange offer without further registration under the Securities Act, provided that a broker-dealer participating in the exchange offer must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. We have agreed, for a period of 90 days after the consummation of the exchange offer, to make available a prospectus meeting the requirements of the Securities Act to these broker-dealers for use in connection with resales of Exchange Notes acquired in the exchange offer. A broker-dealer that delivers this prospectus to purchasers in connection with these resales will be subject to applicable civil liability provisions under the Securities Act and will have the benefit of the rights of indemnification and contribution set forth in the registration rights agreement. If a holder tenders in the exchange offer for the purpose of participating in a distribution of the Exchange Notes, that holder cannot rely on the SEC staff interpretations described above and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Consequences of Failure to Exchange

Upon the completion of the exchange offer, Old Notes not tendered will continue to be subject to existing transfer restrictions. Holders of those Old Notes will not have any further registration rights except under limited circumstances as described under “—Resale Registration Statement; Special Interest,” and those Old Notes will bear interest at the same rate as the Exchange Notes. Accordingly, the liquidity of the market for a holder’s Old Notes could be adversely affected upon completion of the exchange offer if that holder does not participate in the exchange offer.

Terms of the Exchange Offer

We will exchange all Old Notes that are validly tendered and not validly withdrawn prior to 5:00 p.m., New York City time, on the expiration date specified below under “—Expiration Date; Extensions; Amendments; Termination.” We will issue U.S.$1,000 principal amount of Exchange Notes in exchange for each U.S.$1,000 principal amount of Old Notes tendered. The exchange offer is not conditioned upon the tender of any minimum principal amount of Old Notes.

The terms of the Exchange Notes and the Old Notes are identical in all respects, except that, because the offer of the Exchange Notes will have been registered under the Securities Act, the Exchange Notes will not bear a legend restricting their transfer and will not be subject to registration rights or the related provisions for increased interest if we default under the registration rights agreement. The Exchange Notes will be governed by, and entitled to the benefits of, the same indenture and supplemental indenture that govern the Old Notes.

This prospectus and the accompanying letter of transmittal are being sent to you and to others believed to have beneficial interests in the Old Notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the associated rules and regulations of the SEC.

We will be deemed to have accepted validly tendered Old Notes when we have given oral or written notice of our acceptance to JPMorgan Chase Bank, the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving Exchange Notes from us and delivering Exchange Notes to tendering holders. If we do not accept any tendered Old Notes for exchange because of an invalid tender or the occurrence of any of the events described below under “—Conditions of the Exchange Offer,” we will return the unaccepted Old Notes, at no cost, to the tendering holder as promptly as practicable after the exchange offer expires.

Holders who tender Old Notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of Old Notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, in connection with the exchange offer, as described under “—Fees and Expenses.”

Application has been made to have the Exchange Notes listed on the Luxembourg Stock Exchange. In connection with the exchange offer:

•	we will give notice to the Luxembourg Stock Exchange and will publish in a Luxembourg newspaper, which is expected to be the Luxemburger Wort, the announcement of the beginning of the exchange offer and, following completion of such offer, the results of such offer,

•	we will appoint a Luxembourg exchange agent through which all relevant documents with respect to the exchange offer will be made available, and

•	the Luxembourg exchange agent will be able to perform all agency functions to be performed by any exchange agent, including providing a letter of transmittal and other relevant documents to you, accepting such documents on our behalf, accepting definitive Old Notes for exchange, and delivering Exchange Notes to holders entitled thereto.

Expiration Date; Extensions; Amendments; Termination

The term “expiration date” means 5:00 p.m., New York City time, on April 22, 2004, unless we, in our sole discretion, extend the exchange offer, in which case the term “expiration date” means the latest date and time to which we extend the exchange offer. To extend the expiration date, we will notify the exchange agent of any extension by oral or written notice. We will notify holders of the Old Notes of any extension by press release or other public announcement.

We reserve the right to amend the terms of the exchange offer in any manner. In addition, if we determine that any of the events set forth under “—Conditions of the Exchange Offer” has occurred, we also reserve the right, in our sole discretion, to:

•	delay acceptance of any Old Notes,

•	extend the exchange offer and retain all Old Notes tendered before the expiration date of the exchange offer, subject to the rights of the holders of tendered Old Notes to withdraw their tendered Old Notes,

•	terminate the exchange offer and refuse to accept any Old Notes, or

•	waive the termination event with respect to the exchange offer and accept all properly tendered Old Notes that have not been withdrawn.

If we do so, we will give oral or written notice of this delay in acceptance, extension, termination or amendment to the exchange agent. If the amendment constitutes a material change to the exchange offer, we will promptly disclose such amendment in a manner reasonably calculated to inform holders of the

Old Notes, including by providing public announcement or giving oral or written notice to such holders. We may extend the exchange offer for a period of time, depending upon the significance of the amendment and the manner of disclosure to the registered holders.

Procedures for Tendering

In order to tender Old Notes in the exchange offer, a holder must complete one of the procedures described below.

•	The holder must complete, sign and date the letter of transmittal, or a copy, have the signatures to the letter guaranteed, if required by the letter of transmittal, and mail or otherwise deliver the letter of transmittal or copy, together with any corresponding certificate or certificates representing the Old Notes and any other required documents to the exchange agent before 5:00 p.m., New York City time, on the expiration date.

•	Any financial institution that is a participant in DTC’s Book-Entry Transfer Facility system may make book-entry delivery of the Old Notes by causing DTC to transfer its Old Notes into the exchange agent’s account in accordance with the procedures mandated by ATOP, DTC’s Automated Tender Offer Program. The holder need not manually execute the letter of transmittal, provided that the holder must cause DTC to deliver to the exchange agent before 5:00 p.m., New York City time, on the expiration date, confirmation that such holder’s Old Notes have been transferred from the account of a DTC participant to the exchange agent’s account at DTC. The confirmation should include a message stating that DTC has received express acknowledgement from such DTC participant of its receipt of and agreement to be bound by the letter of transmittal. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

•	The holder must comply with the guaranteed delivery procedures described below under “—Guaranteed Delivery Procedures.”

The method of delivery of Old Notes, the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. We recommend that holders use an overnight or hand delivery service instead of delivery by mail. In all cases, holders should allow sufficient time to assure timely delivery. No letter of transmittal or Old Notes should be sent to Telmex.

A holder’s tender of Old Notes will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions stated in this prospectus and in the letter of transmittal.

Delivery of all documents must be made to the exchange agent at its address listed under “—Exchange Agent.” A holder may also request that its broker, dealer, commercial bank, trust company or nominee effect this tender for it.

Only a registered holder may tender Old Notes in the exchange offer. Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender in the exchange offer should contact the registered holder promptly and instruct the registered holder to tender on its behalf. If you are a beneficial owner and wish to tender directly on your own behalf, you must, prior to completing and executing the letter of transmittal and tendering Old Notes, make appropriate arrangements to register ownership of the Old Notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Signature Requirements and Signature Guarantees

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by:

•	a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.,

•	a commercial bank or trust company having an office or correspondent in the United States, or

•	an “eligible guarantor institution” within the meaning of Rule l7Ad-15 under the Exchange Act,

unless the Old Notes tendered under the letter of transmittal are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” of the letter of transmittal, or

•	for the account of an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder listed in the letter, the accompanying Old Notes must be endorsed or accompanied by appropriate bond powers which authorize the signer to tender the Old Notes on behalf of the registered holder. The endorsement or bond powers must be signed as the name of the registered holder appears on the Old Notes.

If the letter of transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless we waive the requirement, they must submit evidence satisfactory to us of their authority to so act with the letter of transmittal.

Guaranteed Delivery Procedures

A holder whose Old Notes are not immediately available, or which cannot deliver its Old Notes, the letter of transmittal or any other required documents to the exchange agent before the expiration date, or which cannot complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

•	the tender is made through an eligible guarantor institution,

•	before the expiration date, the exchange agent receives from this eligible guarantor institution by facsimile transmission, mail or hand delivery a properly completed and duly executed letter of transmittal and notice of guaranteed delivery that:

•	is substantially in the form accompanying this prospectus,

•	sets forth the name and address of the holder of Old Notes, the certificate number or numbers of the holder’s Old Notes and the principal amount of the Old Notes tendered,

•	states that the tender is being made through the letter of transmittal, and

•	guarantees that, within three business days after the date of execution of the notice of guaranteed delivery, the certificate(s) representing the Old Notes to be tendered in proper form for transfer and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

•	the certificate(s) representing all physically tendered Old Notes in proper form for transfer, or confirmation of a book-entry transfer into the exchange agent’s account at DTC of Old Notes delivered electronically, and all other documents required by the letter of transmittal are received by the exchange agent within three business days after the date of execution of the notice of guaranteed delivery.

Validity; Form; Eligibility; Acceptance of Tendered Old Notes

We will determine all questions as to the validity, form and eligibility, including time of receipt, acceptance and withdrawal, of the tendered Old Notes. This determination will be in our sole discretion, and will be final and binding. We reserve the absolute right to reject any and all Old Notes not properly tendered or any Old Notes that would, in the opinion of our counsel, be unlawful for us to accept. We also reserve the absolute right to waive any defects, irregularities or conditions of tender as to particular Old Notes.

Our interpretation of the terms and conditions of the exchange offer and the instructions of the letter of transmittal will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within the time period we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of Old Notes, neither we, the exchange agent nor any other person is under any duty to give notification of defects or irregularities with respect to tenders of Old Notes and none of them will incur any liability for failure to give this notification. Tenders of Old Notes will not be deemed to have been made until the irregularities have been cured or waived. Any Old Notes the exchange agent receives that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned at no cost by the exchange agent to the tendering holder unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In addition, we reserve the right in our sole discretion:

•	to purchase or make offers for any Old Notes that remain outstanding after the expiration date,

•	to terminate the exchange offer as described above under “—Expiration Date; Extensions; Amendments; Termination,” and

•	to purchase Old Notes in the open market, in privately negotiated transactions or otherwise, to the extent permitted by applicable law.

The terms of any of these purchases or offers may differ from the terms of the exchange offer.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, a holder may withdraw its tender of Old Notes at any time before 5:00 p.m., New York City time, on the expiration date.

To withdraw a tender of Old Notes in the exchange offer, a written, facsimile or, for DTC participants, electronic ATOP transmission notice of withdrawal must be received by the exchange agent at its address set forth under “—Exchange Agent” before 5:00 p.m., New York City time, on the expiration date and before we accept the Old Notes for exchange. Any notice of withdrawal must:

•	specify the name of the person having deposited the Old Notes to be withdrawn, to whom we will refer as the depositor,

•	identify the Old Notes to be withdrawn, including the certificate number or numbers and principal amount of these Old Notes,

•	be signed by the depositor in the same manner as the original signature on the letter of transmittal by which these Old Notes were tendered, including any required signature guarantee, or be accompanied by documents of transfer sufficient to permit the trustee with respect to the Old Notes to register the transfer of these Old Notes into the name of the depositor withdrawing the tender, and

•	specify the name in which any of these Old Notes are to be registered, if it is different from that of the depositor.

All questions as to the validity, form and eligibility, including time of receipt, of these withdrawal notices will be determined by us, and our determination will be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer. No Exchange Notes will be issued with respect to the withdrawn notes unless the Old Notes so withdrawn are validly retendered. Any Old Notes that have been tendered for exchange but are not accepted for exchange will be returned to the holder of these Old Notes without cost to that holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described above under “—Procedures for Tendering” at any time before the expiration date.

Conditions of the Exchange Offer

Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange Exchange Notes for, any Old Notes not yet accepted for exchange, and may terminate or amend the exchange offer as provided in this prospectus before the acceptance of these Old Notes if:

•	any injunction, order or decree has been issued by any court or by or before any governmental agency with respect to the exchange offer, which, in our sole judgment, might materially impair our ability to proceed with the exchange offer; or

•	any law, statute, rule or regulation is proposed, adopted or enacted, or there shall occur a change in the current interpretations by the staff of the SEC which, in our sole judgment, might materially impair our ability to proceed with the exchange offer in the manner contemplated by the registration rights agreement; or

•	any governmental approval or approval by holders that we in our sole judgment deem necessary for the completion of the exchange offer as detailed in this prospectus has not been obtained.

Exchange Agent

All executed letters of transmittal should be directed to the exchange agent at its address provided below. JPMorgan Chase Bank, the trustee under the indenture and the supplemental indenture, has been appointed as exchange agent for the exchange offer.

Deliver to:

JPMorgan Chase Bank

4 New York Plaza, 15th Floor

New York, New York 10004

Attention: Institutional Trust Services

To Confirm by Telephone: (212) 623-5160

Facsimile Transmissions: (212) 623-6207

Information Agent

Global Bondholder Services Corporation has been appointed as the information agent for the exchange offer. Questions and requests for assistance and requests for additional copies of this prospectus or the letter of transmittal should be directed to the information agent.

Global Bondholder Services Corporation

65 Broadway—Suite 704

New York, New York 10006

Attention: Corporate Actions

Telephone: (212) 430-3774 (call collect)

(866) 470-3400 (toll-free)

By facsimile: (212) 430-3775

Fees and Expenses

We will bear the expenses of soliciting tenders in the exchange offer. The principal solicitation for tenders in the exchange offer is being made by mail. Additional solicitations may be made by our officers and regular employees in person, by facsimile, telegraph, telephone or telecopier.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We will, however, pay the exchange agent and information agent reasonable and customary fees for their services and reimburse them for their reasonable and documented out-of-pocket expenses in connection with these services. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable and documented out-of-pocket expenses they incur in forwarding copies of the prospectus, letters of transmittal and related documents to the beneficial owners of the Old Notes and in handling or forwarding tenders for exchange.

We will pay the expenses to be incurred in connection with the exchange offer, including fees and expenses of the exchange agent, trustee and information agent and accounting and legal fees.

We will pay all transfer taxes, if any, applicable to the exchange of Old Notes in the exchange offer. However, if:

•	certificates representing Exchange Notes (or Old Notes for principal amounts not tendered or accepted for exchange) are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the Old Notes tendered,

•	tendered Old Notes are registered in the name of any person other than the person signing the letter of transmittal or

•	a transfer tax is imposed for any reason other than the exchange of Old Notes in the exchange offer,

then the amount of any applicable transfer taxes, whether they are imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of these taxes or exemption from them is not submitted with the letter of transmittal, then the amount of the applicable transfer taxes will be billed directly to the tendering holder.

Resale Registration Statement; Special Interest

Under the registration rights agreement, if on or before the date of consummation of the exchange offer, existing SEC interpretations are changed such that the Exchange Notes would not, upon receipt, in general be freely transferable by each holder without need for further registration under the Securities Act, we will, in lieu of effecting registration of Exchange Notes, file a registration statement under the Securities Act relating to a shelf registration of the Old Notes for resale by holders. We will be required to keep the shelf registration statement effective until the earlier of November 19, 2005, or such shorter period ending when all the Old Notes so registered have been sold, or such time as there are no longer any Old Notes outstanding.

The registration rights agreement further provides that in the event that:

•	either

•	we have not filed the exchange offer registration statement on or before June 30, 2004, or

•	if the resale registration statement is required due to a change in existing SEC interpretations, we have not filed the resale registration statement by June 30, 2004 or, if the change occurs after such date, no later than 20 days after such change, or

•	the applicable registration statement has not become effective or been declared effective by the SEC within 90 days after the date on which it is first filed with the SEC, or

•	the exchange offer has not been completed within 60 days after the effective date of the exchange offer registration statement (if the exchange offer is then required to be made), or

•	the applicable registration statement is filed and declared effective but thereafter ceases to be effective or available (except as specifically permitted therein) without being succeeded promptly by an additional registration statement filed and declared effective, then the per annum interest rate on the Old Notes affected by such occurrence will increase by adding 0.5% thereto for the period from the first day on which the default occurs to but not including the first day on which no default is in effect. Except as described above, no holder will have the right to participate in the shelf registration or require that we register its Old Notes under the Securities Act, or be entitled to special interest on its Old Notes.

DESCRIPTION OF THE NOTES

General

We previously sold U.S.$1,000,000,000 principal amount of Old Notes in a private offering in November 2003. Unless otherwise specified, references in this section to the “Notes” mean the U.S.$1,000,000,000 aggregate principal amount of Old Notes issued to date and up to an equal principal amount of Exchange Notes we are offering hereby. We reserve the right, from time to time without your consent as a holder of the Notes, to issue additional notes on terms and conditions identical to those of the Notes, which additional notes shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the Notes.

The Exchange Notes Will Be Issued Under the Indenture and the Supplemental Indenture

The Exchange Notes we are offering are governed by an indenture, dated November 19, 2003, and a supplement to the indenture called the first supplemental indenture, dated November 19, 2003. The Exchange Notes we are offering and the Old Notes we previously sold will collectively be a single series for all purposes under the indenture and the supplemental indenture, including waivers, amendments, redemption, offers to purchase and acceleration.

The indenture and the supplemental indenture are contracts between us and JPMorgan Chase Bank, which acts as trustee. The trustee has two main roles.

•	First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, which we describe below under “—Default, Remedies and Waiver of Default.”

•	Second, the trustee performs administrative duties for us, such as sending you interest payments and notices.

Principal and Interest

The aggregate principal amount of the Notes is U.S.$1,000,000,000, and the Notes mature on November 19, 2008. The Notes will bear interest at 4.50% per annum from November 19, 2003. Interest on the Notes will be payable semi-annually on May 19 and November 19 of each year, commencing May 19, 2004, to the holders in whose name the Notes are registered at the close of business on the May 4 or November 4 immediately preceding the related interest payment date.

We will pay interest on the Notes on the interest payment dates stated above, and at maturity. Each payment of interest due on an interest payment date or at maturity will include interest accrued from and including the last date to which interest has been paid or made available for payment, or from the issue date, if none has been paid or made available for payment, to but excluding the relevant payment date. We will compute interest on the Notes on the basis of a 360-day year of twelve 30-day months.

How the Notes Rank Against Other Debt

The Notes are not secured by any of our property or assets or any property or assets of any of our subsidiaries. Thus, by owning the Notes, you are one of our unsecured creditors. The Notes are not subordinated or senior to any of our other unsecured debt obligations. This means that, in a bankruptcy or liquidation proceeding against us, the Notes would rank equally in right of payment with all our other unsecured and unsubordinated debt.

Stated Maturity and Maturity

The day on which the principal amount of the Notes is scheduled to become due is called the stated maturity of the principal. The principal may become due sooner, by reason of redemption or acceleration after a default. The day on which the principal actually becomes due, whether at the stated maturity or earlier, is called the maturity of the principal. We also use the terms “stated maturity” and “maturity” to refer to the dates when interest payments become due. For example, we may refer to a regular interest payment date when an installment of interest is scheduled to become due as the “stated maturity” of that installment. When we refer to the “stated maturity” or the “maturity” of the Notes without specifying a particular payment, we mean the stated maturity or maturity, as the case may be, of the principal.

This Description Is Only a Summary

The indenture, the supplemental indenture and their associated documents, including the Notes we are offering, contain the full legal text of the matters described in this section. The indenture, the supplemental indenture and the Notes are governed by New York law. Upon request, we will provide you with a copy of the indenture and the supplemental indenture. See “Where You Can Find More Information” above for information on how to obtain copies.

This section summarizes all the material terms of the Exchange Notes, the indenture and the supplemental indenture. It does not, however, describe every aspect of the Exchange Notes, the indenture and the supplemental indenture. For example, in this section, we use terms that have been given special meaning in the indenture and the supplemental indenture, but we describe the meaning for only the more important of these terms.

Form, Denomination, Transfer and Book-Entry Procedures

The Exchange Notes will be issued only in fully registered, global form, without interest coupons, in minimum denominations of U.S.$1,000 and integral multiples thereof (each referred to as a Global Note). The Exchange Notes will not be issued in bearer form.

Exchange of Book-Entry Notes for Certificated Notes

You may not exchange your beneficial interest in a Global Note for a Note in certificated form unless:

•	DTC notifies us that it is unwilling or unable to continue as depositary for the Global Note and we fail to appoint a successor depositary,

•	DTC ceases to be a clearing agency registered under the Exchange Act,

•	we notify the trustee that we elect to issue the Exchange Notes in certificated form, or

•	an event of default has occurred and is continuing with respect to the Notes.

In all cases, certificated Notes delivered in exchange for any Global Note will be registered in the names, and issued in any approved denominations, requested by the depositary. Any exchange will be made through the DTC Deposit Withdraw at Custodian system, or “DWAC,” and an appropriate adjustment will be made in the records of the security registrar to reflect a decrease in the principal amount of the interest in the relevant Global Note.

Exchanges Between Certificated Notes

You may transfer or exchange a certificated Note or replace any lost, stolen, mutilated or destroyed certificated Note for a new certificated Note of the same series and of like tenor and principal amount upon surrender of the certificated Note to be transferred or replaced at the office or agency we maintain for this purpose in New York City, which initially will be the office of the trustee, or at the office of any other paying agent we may appoint; provided that all transfers, exchanges and replacements must be effected in accordance with the indenture and supplemental indenture.

In addition, for so long as any Notes are listed on the Luxembourg Stock Exchange and the rules and regulations of the Luxembourg Stock Exchange so require, you may transfer or exchange a certificated Note or replace any lost, stolen, mutilated or destroyed certificated Note for a new certificated Note of the same series and of like tenor and principal amount upon surrender, at the office of the Luxembourg paying and transfer agent, of the certificated Note to be transferred, together with a form of transfer duly completed and executed and any other evidence that the Luxembourg paying and transfer agent may reasonably require; provided that all transfers, exchanges and replacements must be effected in accordance with the indenture and supplemental indenture. In the case of a transfer of part only of a certificated Note, a new certificated Note will be issued to the transferee in respect of the part transferred and a further new certificated Note in respect of the balance of the original certificated Note not transferred will be issued to the transferor. Each new certificated Note to be issued pursuant to these provisions will be available for delivery within three business days of receipt, by the Luxembourg paying and transfer agent at its office, of the certificated Note to be transferred, the form of transfer and any other required evidence.

Book-Entry Procedures for Global Notes

The following descriptions of the operations and procedures of DTC, Euroclear and Clearstream, Luxembourg are provided to you solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change from time to time. We take no responsibility for these operations and procedures and urge you to contact the systems or their participants directly to discuss these matters.

DTC has advised us that it is a limited-purpose trust company created to hold securities for its participating organizations, known as participants, and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in the accounts of its participants. The participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. These persons are known as indirect participants. Persons who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of participants and indirect participants.

DTC has also advised us that, pursuant to procedures established by it:

•	upon deposit of the Global Notes, DTC will credit, on its internal system, the accounts of participants with portions of the principal amount of the Global Notes, and

•	ownership of the interests in the Global Notes will be shown on, and the transfer of ownership of the interests will be effected only through, records maintained by DTC, in the case of participants, or by participants and indirect participants, in the case of other owners of beneficial interests in the Global Notes.

You may hold interests in the Global Notes directly through DTC, if you are a participant in that system, or indirectly through organizations, including Euroclear and Clearstream, Luxembourg, which are participants in that system. Euroclear and Clearstream, Luxembourg will hold interests in the Global Notes on behalf of their participants through customers’ securities accounts in their own names on the books of their depositaries. The depositaries, in turn, will hold such interests in the Global Notes in customers’ securities accounts in the depositaries’ names on the books of DTC. All interests in a Global Note, including those held through Euroclear or Clearstream, Luxembourg, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream, Luxembourg may also be subject to the procedures and requirements of DTC.

The laws of some states require that certain persons take physical delivery of the securities that they own. Consequently, your ability to transfer beneficial interests in a Global Note to others may be limited. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons or entities that do not participate in the depositary system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

As long as DTC or its nominee is the registered holder of a Global Note, DTC or its nominee will be considered the sole owner and holder of the Notes represented by such Global Note for all purposes under the indenture, the supplemental indenture and the Notes. Except as described above, if you hold a book-entry interest in a Global Note, you:

•	will not have Notes registered in your name,

•	will not receive physical delivery of the Notes in certificated form, and

•	will not be considered the registered owner or holder of the interest in the Global Note under the indenture, the supplemental indenture or the Notes.

DTC has advised us that it will take any action permitted to be taken by a holder of the Notes:

•	only at the direction of one or more participants to whose account with DTC interests in the Global Notes are credited, and

•	only in respect of such portion of the aggregate principal amount of the Notes as to which the participant in question has given such direction.

If there is an event of default under the Notes, however, DTC reserves the right to exchange the Global Notes for legended Notes in certificated form, and to distribute these Notes to its participants.

Although we expect that DTC, Euroclear and Clearstream, Luxembourg will follow the foregoing procedures in order to facilitate transfers of beneficial interests in the Global Notes among participants in DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of their obligations under the rules and procedures governing their operations, which may include:

•	maintaining, supervising and reviewing the records related to payments made on account of beneficial ownership interests in the Global Notes, and

•	any other action taken by any such depositary, participant or indirect participant.

Payment of Additional Amounts

We are required by Mexican law to deduct Mexican withholding taxes from payments of interest to investors who are not residents of Mexico for tax purposes, and we will pay additional amounts on those payments to the extent described in this subsection.

We will pay to holders of the Notes all additional amounts that may be necessary so that every net payment of interest or principal to the holder will not be less than the amount provided for in the Notes. By net payment, we mean the amount we or our paying agent pay the holder after deducting or withholding an amount for or on account of any present or future taxes, duties, assessments or other governmental charges imposed with respect to that payment by a Mexican taxing authority.

Our obligation to pay additional amounts is subject to several important exceptions, however. We will not pay additional amounts to any holder for or on account of any of the following:

•	any taxes, duties, assessments or other governmental charges imposed solely because at any time there is or was a connection between the holder and Mexico (other than the mere receipt of a payment or the ownership or holding of a Note),

•	any estate, inheritance, gift or similar tax, assessment or other governmental charge imposed with respect to the Notes,

•	any taxes, duties, assessments or other governmental charges imposed solely because the holder or any other person fails to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with Mexico of the holder or any beneficial owner of the Note if compliance is required by law, regulation or by an applicable income tax treaty to which Mexico is a party, as a precondition to exemption from, or reduction in the rate of, the tax, assessment or other governmental charge and we have given the holders at least 30 days’ notice that holders will be required to provide such information and identification,

•	any tax, duty, assessment or other governmental charge payable otherwise than by deduction or withholding from payments on the Notes,

•	any taxes, duties, assessments or other governmental charges with respect to such Note presented for payment more than 15 days after the date on which the payment became due and payable or the date on which payment thereof is duly provided for and notice thereof given to holders, whichever occurs later, except to the extent that the holders of such Note would have been entitled to such additional amounts on presenting such Note for payment on any date during such 15 day period, and

•	any payment on the Note to a holder that is a fiduciary or partnership or a person other than the sole beneficial owner of any such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such a partnership or the beneficial owner of the payment would not have been entitled to the additional amounts had the beneficiary, settlor, member or beneficial owner been the holder of the Note.

The limitations on our obligations to pay additional amounts stated in the third bullet point above will not apply if the provision of information, documentation or other evidence described in the applicable bullet point would be materially more onerous, in form, in procedure or in the substance of information disclosed, to a holder or beneficial owner of a Note, taking into account any relevant differences between U.S. and Mexican law, regulation or administrative practice, than comparable information or other reporting requirements imposed under U.S. tax law (including the United States-Mexico Income Tax Treaty), regulation (including proposed regulations) and administrative practice.

Applicable Mexican regulations currently allow us to withhold at a reduced rate, provided we comply with certain information reporting requirements. Accordingly, the limitations on our obligations to pay additional amounts stated in the third bullet point above also will not apply unless (a) the provision of the information, documentation or other evidence described in the applicable bullet point is expressly required by the applicable Mexican regulations, (b) we cannot obtain the information, documentation or other evidence necessary to comply with the applicable Mexican regulations on our own through reasonable diligence, and (c) we otherwise would meet the requirements for application of the applicable Mexican regulations.

In addition, such third bullet point does not require that any person, including any non-Mexican pension fund, retirement fund or financial institution, register with the Ministry of Finance and Public Credit to establish eligibility for an exemption from, or a reduction of, Mexican withholding tax.

We will provide the trustee with documentation satisfactory to the trustee evidencing the payment of Mexican taxes in respect of which we have paid any additional amount. We will make copies of such documentation available to the holders of the Notes or the relevant paying agent upon request.

Any reference in this prospectus, the indenture, the supplemental indenture or the Notes to principal, premium, interest or any other amount payable in respect of the Notes by us will be deemed also to refer to any additional amount that may be payable with respect to that amount under the obligations referred to in this subsection.

In the event that additional amounts actually paid with respect to the Notes pursuant to the preceding paragraphs are based on rates of deduction or withholding of withholding taxes in excess of the appropriate rate applicable to the holder of such Notes, and as a result thereof such holder is entitled to make a claim for a refund or credit of such excess from the authority imposing such withholding tax, then such holder shall, by accepting such Notes, be deemed to have assigned and transferred all right, title and interest to any such claim for a refund or credit of such excess to us. However, by making such assignment, the holder makes no representation or warranty that we will be entitled to receive such claim for a refund or credit and incurs no other obligation with respect thereto.

Optional Redemption

We will not be permitted to redeem the Notes before their stated maturity, except as we describe below. The Notes are not entitled to the benefit of any sinking fund—that is, we will not deposit money on a regular basis into any separate custodial account to repay your Notes. In addition, you will not be entitled to require us to buy your Notes from you before the stated maturity except as described below under “—Repurchase at the Option of Holders.”

“Make-Whole” Redemption

We will have the right at our option to redeem any of the Notes in whole or in part, at any time or from time to time prior to their maturity, on at least 30 days, but not more than 60 days, at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes and (ii) the sum of the present values of each remaining scheduled payment of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points (the “Make-Whole Amount”), plus in each case accrued interest on the principal amount of the Notes to the date of redemption.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated maturity (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Notes.

“Independent Investment Banker” means one of the reference Treasury Dealers appointed by us.

“Comparable Treasury Price” means, with respect to any redemption date (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (ii) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means each of Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. or their affiliates which are primary United States government securities dealers, and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary United States government securities dealer in the City of New York (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 pm New York time on the third business day preceding such redemption date.

On and after the redemption date, interest will cease to accrue on the Notes or any portion of the Notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with the Trustee money sufficient to pay the redemption price of and (unless the redemption date shall be an interest payment date) accrued interest to the redemption date on the Notes to be redeemed on such date. If less than all of the Notes of any series are to be redeemed, the Notes to be redeemed shall be selected by the Trustee by such method as the Trustee shall deem fair and appropriate.

Tax Redemption

If, as a result of any amendment to, or change in, the laws (or any rules or regulations thereunder) of Mexico or any political subdivision or taxing authority thereof or therein affecting taxation, or any amendment to or change in an official interpretation or application of such laws, rules or regulations, which amendment to or change of such laws, rules or regulations becomes effective on or after the date on which the Exchange Notes we are offering are issued, we would be obligated, after taking such measures as we may consider reasonable to avoid this requirement, to pay additional amounts in excess of those attributable to a Mexican withholding tax rate of 10% with respect to the Notes (see “—Additional Amounts” and “Taxation—Mexican Tax Considerations”), then, at our option, all, but not less than all, of the Notes may be redeemed at any time on giving not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest and any additional amounts due thereon up to but not including the date of redemption; provided, however, that (1) no notice of redemption for tax reasons may be given earlier than 90 days prior to the earliest date on which we would be obligated to pay these additional amounts if a payment on the Notes were then due, and (2) at the time such notice of redemption is given such obligation to pay such additional amounts remains in effect.

Prior to the publication of any notice of redemption pursuant to this provision, we will deliver to the trustee:

•	a certificate signed by one of our duly authorized representatives stating that we are entitled to effect the redemption and setting forth a statement of facts showing that the conditions precedent to our right to redeem have occurred, and

•	an opinion of Mexican legal counsel (which may be our counsel) of recognized standing to the effect that we have or will become obligated to pay such additional amounts as a result of such change or amendment.

This notice, once delivered by us to the trustee, will be irrevocable.

We will give notice to DTC pursuant to the provisions described under “—Notices” of any redemption we propose to make at least 30 days (but not more than 60 days) before the redemption date. We will also give notice to the Luxembourg Stock Exchange.

Repurchase at the Option of Holders

In the event of any change in control (as defined below) occurring prior to the maturity date of’ the Notes, each holder of Notes will have the right, at the holder’s option, to require us to repurchase all or any portion (provided that such portion is U.S.$1,000 or an integral multiple thereof) of the principal amount of the holder’s Notes on the date that is 60 days after the date we provide notice of the change in control, at a cash price equal to the sum of:

•	100% of the principal amount of, and any premium on, the Notes being repurchased,

•	accrued and unpaid current interest thereon to but not including the holder repurchase date, and

•	any additional amounts that would otherwise be payable.

Within seven business days after the occurrence of a change in control, we are obligated to mail to the trustee and to all holders of Notes at their addresses shown in the register of the registrar a notice regarding the change in control, stating, among other things:

•	the date and time on which the repurchase right must be exercised,

•	the applicable repurchase price,

•	the repurchase date,

•	the procedures that holders of Notes must follow to exercise the repurchase right, and

•	the place the Notes must be surrendered for redemption and payment of the repurchase price.

To exercise this right, the holder must deliver written notice to the trustee or to any other office or agency maintained for that purpose of the exercise of the repurchase right prior to the close of business on the repurchase date. The repurchase notice must state, among other things:

•	the portion of the principal amount at maturity of Notes to be repurchased, and

•	a statement that an election to exercise the repurchase right is being made.

Any repurchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the trustee or to any other office or agency maintained for that purpose on or prior to the repurchase date. The notice of withdrawal shall state the principal amount at maturity to which the withdrawal notice relates and the principal amount at maturity, if any, that remains subject to the original repurchase notice.

Payment of the repurchase price for Notes for which a repurchase notice has been delivered and not withdrawn is conditioned upon delivery of the Notes to the trustee or to any other office or agency maintained for that purpose, at any time (whether prior to, on or after the repurchase date) after delivery of the holder repurchase notice. Payment of the repurchase price for the Notes will be made promptly following the later of the repurchase date or the time of delivery of the Notes. If the trustee holds in accordance with the indenture money sufficient to pay the repurchase price of the Notes on the repurchase date, on and after the repurchase date, the Notes tendered for repurchase will cease to be outstanding and interest thereon will cease to accrue, whether or not such Notes are delivered to the trustee or to any other office or agency maintained for that purpose, and all other rights of the holders of such notes shall terminate, other than the right to receive the repurchase price upon delivery of such Notes.

A change in control will be deemed to have occurred if, at any time after the date of the indenture, any person (including any group deemed to be a “person” under Section l3(d)(3) of the Exchange Act), together with any affiliates or related persons, will beneficially own (determined in accordance with Rule 13d-3 under the Exchange Act, as in effect on the date of original execution of the indenture), directly or indirectly, shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all of our shares of capital stock entitled to vote generally in elections of directors. However, a change in control will not be deemed to have occurred if such person, together with its affiliates or related persons, is any of Carso Global Telecom or any of its respective subsidiaries or one or more of the members of the family of Carlos Slim Helú who were beneficial owners of the shares of Carso Global Telecom on the date of the indenture.

As used herein, “affiliate” of any person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such person, and “related person” of any person means any other person directly or indirectly owning:

•	10% or more of the outstanding common stock of such person (or, in the case of a person that is not a corporation, 10% or more of the equity interest in such person), or

•	10% or more of the combined voting power of the voting stock of such person.

Mergers and Similar Transactions

We may not consolidate with or merge into any other person or, directly or indirectly, transfer, convey, sell, lease or otherwise dispose of our properties and assets substantially as an entirety and may not permit any person to consolidate with or merge into us, unless all of the following conditions are met:

•	If we are not the successor person in the transaction, the successor is organized and validly existing under the laws of Mexico or the United States or any political subdivision thereof and expressly assumes our obligations under the Notes, the indenture and the supplemental indenture.

•	Immediately after the transaction, no default under the Notes has occurred and is continuing. For this purpose, “default under the Notes” means an event of default or an event that would be an event of default with respect to the Notes if the requirements for giving us default notice and for our default having to continue for a specific period of time were disregarded. We describe these matters below under “—Default, Remedies and Waiver of Default.”

•	We have delivered to the trustee an officers’ certificate and opinion of counsel, each stating, among others, that the transaction complies with the indenture.

If the conditions described above are satisfied, we will not need to obtain the approval of the holders in order to merge or consolidate or to sell or otherwise dispose of our properties and assets substantially as an entirety. Also, these conditions will apply only if we wish to merge into or consolidate with another person or sell or otherwise dispose of our properties and assets substantially as an entirety. We will not need to satisfy these conditions if we enter into other types of transactions, including any transaction in which we acquire the stock or assets of another person, any transaction that involves a change of control of our company, but in which we do not merge or consolidate and any transaction in which we sell or otherwise dispose of our assets less than substantially as an entirety.

Restrictive Covenants

Restrictions on Liens

In the indenture, we promise not to, or to allow our restricted subsidiaries to, create, incur, issue or assume any liens on our restricted property to secure debt where the debt secured by such liens, plus the aggregate amount of our attributable debt and that of our restricted subsidiaries in respect of sale and leaseback transactions, would exceed an amount equal to an aggregate of 12% of our consolidated net tangible assets, as defined in the indenture, unless we secure the Notes equally with, or prior to, the debt secured by such liens. This restriction does not apply to the following:

•	liens on restricted property acquired and existing on the date the property was acquired or arising after such acquisition pursuant to contractual commitments entered into prior to such acquisition,

•	liens on any restricted property securing debt incurred or assumed for the purpose of financing its purchase price or the cost of its construction, improvement or repair, provided that such lien attaches to the restricted property within 12 months of its acquisition or the completion of its construction, improvement or repair and does not attach to any restricted property,

•	liens existing on any restricted property of any restricted subsidiary prior to the time that the restricted subsidiary became a subsidiary of ours, or liens arising after that time under contractual commitments entered into prior to and not in contemplation of that event,

•	liens on any restricted property securing debt owed by a subsidiary of ours to us or to another of our subsidiaries, and

•	liens arising out of the refinancing, extension, renewal or refunding of any debt described above, provided that the aggregate principal amount of such debt is not increased and such lien does not extend to any additional restricted property.

“Restricted property” means (1) any lines, exchanges, switching equipment, transmission equipment (including satellites), cables, microwave equipment and related facilities, whether owned as of the date of the indenture or acquired after that date, used in connection with the provision of telecommunications services in Mexico, including any land, buildings, structures and other equipment or fixtures that constitute any such facility, owned by us or our restricted subsidiaries and (2) any share of capital stock of one of our restricted subsidiaries. Our “restricted subsidiaries” are those subsidiaries that own restricted property.

Restrictions on Sales and Leasebacks

In the indenture, we promise that neither we nor any of our restricted subsidiaries will enter into any sale and leaseback transaction without effectively providing that the Notes will be secured equally and ratably with or prior to the sale and leaseback transaction, unless:

•	the aggregate principal amount of all debt then outstanding that is secured by any lien on any restricted property that does not ratably secure the Notes (excluding any secured indebtedness permitted under “—Restrictions on Liens”) plus the aggregate amount of our attributable debt and the attributable debt of our restricted subsidiaries in respect of sale and leaseback transactions then outstanding would not exceed an amount equal to 12% of our consolidated net tangible assets, or

•	we or one of our restricted subsidiaries, within 12 months of the sale and leaseback transaction, retire an amount of our secured debt which is not subordinate to the Notes in an amount equal to the greater of (1) the net proceeds of the sale or transfer of the property or other assets that are the subject of the sale and leaseback transaction or (2) the fair market value of the restricted property leased.

A “sale and leaseback transaction” for purposes of this subsection is an arrangement between us or one of our restricted subsidiaries and a bank, insurance company or other lender or investor where we or our restricted subsidiary lease a restricted property for an initial term of three years or more that was or will be sold by us or our restricted subsidiary to that lender or investor for a sale price of U.S.$1,000,000 or its equivalent or more. “Attributable debt” means the lesser of (1) the fair market value of the asset subject to the sale and leaseback transaction and (2) the present value, discounted at a rate set forth in the indenture, of the obligations of the lessee for net rental payments (excluding amounts on account of maintenance and repairs, insurance, taxes, assessments and similar charges and contingent rents) during the term of the lease.

Maintenance of Business

We are required to maintain the business of providing a public telecommunications network as one of our principal businesses.

Provision of Information

We will file with the trustee copies of our annual report and the information, documents and other reports that we are required to file with the SEC pursuant to Sections 12, 13 or 15(d) of the Exchange Act.

If any of our officers discovers that a default or event of default is continuing, we will also file a certificate with the trustee describing the details thereof and the action we are taking or propose to take.

Default, Remedies and Waiver of Default

You will have special rights if an event of default with respect to the series of Notes you hold occurs and is not cured, as described in this subsection.

Events of Default

When we refer to an event of default, we mean any of the following:

•	we do not pay the principal of the Notes on its due date,

•	we do not pay interest on the Notes within 30 days after its due date,

•	we remain in breach of any covenant or warranty we make in the indenture for the benefit of the Notes, for 60 days after we receive a notice of default (sent by the trustee or the holders of not less than 25% in principal amount of the Notes) stating that we are in breach,

•	we file for bankruptcy, or other events of bankruptcy, insolvency or reorganization or similar proceedings occur relating to us or a material subsidiary of ours (that is, a subsidiary whose assets or operating profits constitute 10% or more of our assets or operating profits, as applicable),

•	we or any of our material subsidiaries experience a default or event of default under any instrument relating to debt having an aggregate principal amount outstanding exceeding U.S.$100 million that constitutes a failure to pay principal when due or results in the acceleration of the debt prior to its maturity, and

•	a final judgment is rendered against us or any of our material subsidiaries in an aggregate amount in excess of U.S.$100 million or its equivalent in other currencies that is not discharged or bonded in full within 30 days.

Remedies if an Event of Default Occurs

If an event of default has occurred and has not been cured or waived, the trustee at the request of holders of not less than 25% in principal amount of the Notes may declare the entire principal amount of the Notes to be due immediately and upon any such declaration the principal, accrued interest and additional amounts shall become due. If an event of default occurs because of a bankruptcy, insolvency or reorganization relating to us or any of our material subsidiaries, the entire principal amount of the Notes will be automatically accelerated, without any action by the trustee or any holder and any principal, accrued interest and additional amounts will become due.

Each of the situations described above is called an acceleration of the maturity of the Notes. If the maturity of the Notes is accelerated and a judgment for payment has not yet been obtained, the holders of a majority in aggregate principal amount of the Notes may cancel the acceleration for the Notes, provided that all amounts then due (other than amounts due solely because of such acceleration) have been paid and all other defaults with respect to the Notes have been cured.

If any event of default occurs, the trustee will have special duties. In that situation, the trustee will be obligated to use those of its rights and powers under the indenture, and to use the same degree of care and skill in doing so, that a prudent person would use in that situation in conducting his or her own affairs.

Except as described in the prior paragraph, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability. This is called an indemnity. If the trustee receives an indemnity that is reasonably satisfactory to it, the holders of a majority in principal amount of the Notes may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the indenture with respect to the Notes.

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the Notes, the following must occur:

•	you must give the trustee written notice that an event of default has occurred and the event of default has not been cured or waived,

•	the holders of not less than 25% in principal amount of the Notes must make a written request that the trustee take action with respect to the Notes because of the default and they or other holders must offer to the trustee indemnity reasonably satisfactory to the trustee against the cost and other liabilities of taking that action,

•	the trustee must not have taken action for 60 days after the above steps have been taken, and

•	during those 60 days, the holders of a majority in principal amount of the Notes must not have given the trustee directions that are inconsistent with the written request of the holders of not less than 25% in principal amount of the Notes.

You are entitled, however, at any time to bring a lawsuit for the payment of money due on your Note on or after its due date.

Book-entry and other indirect holders should consult their bank or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of the maturity.

Waiver of Default

The holders of not less than a majority in principal amount of the Notes may waive a default for the Notes. If this happens, the default will be treated as if it had not occurred. No one can waive a payment default on any Note, however, without the approval of the particular holder of that Note.

Modification and Waiver of Covenants

There are three types of changes we can make to the indenture, the supplemental indenture and the Notes.

Changes Requiring Each Holder’s Approval

First, there are changes that cannot be made without the approval of each holder of the Notes. Those types of changes are:

•	a change in the stated maturity for any principal or interest payment on the Notes,

•	a reduction in the principal amount, the interest rate or the redemption price for the Notes,

•	a change in the obligation to pay additional amounts,

•	a change in the currency of any payment on the Notes,

•	a change in the place of any payment on the Notes,

•	an impairment of the holder’s right to sue for payment of any amount due on its Notes,

•	a reduction in the percentage in principal amount of the Notes needed to change the indenture, the supplemental indenture or the Notes,

•	a reduction in the percentage in principal amount of the Notes needed to waive our compliance with the indenture or the supplemental indenture or to waive defaults, and

•	a reduction in the percentage in principal amount of the Notes needed for the adoption of a resolution or the formation of a quorum for meetings of holders.

Changes Not Requiring Approval

Second, there are changes that do not require any approval by holders of Notes. This type of change is limited to clarifications and changes that would not adversely affect the Notes in any material respect.

Changes Requiring Majority Approval

Any other change to the indenture, the supplemental indenture or the Notes must be approved by the holders of a majority in principal amount of the Notes. The required approval must be given by written consent.

The same majority approval would be required for us to obtain a waiver of any of our covenants in the indenture and the supplemental indenture. Our covenants include the promises we make about merging and creating liens on our interests, which we describe above under “—Mergers and Similar Transactions” and “—Restrictive Covenants.” If the holders approve a waiver of a covenant, we will not have to comply with it. The holders, however, cannot approve a waiver of any provision in the Notes, the indenture or the supplemental indenture, as it affects any Note, that we cannot change without the approval of the holder of that Note as described above in “—Changes Requiring Each Holder’s Approval,” unless that holder approves the waiver.

Book-entry and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the Notes or request a waiver.

Special Rules for Action by Holders

When holders take any action under the indenture or the supplemental indenture, such as giving a notice of default, declaring an acceleration, approving any change or waiver or giving the trustee an instruction, we will apply the following rules.

Only Outstanding Notes Are Eligible

Only holders of outstanding Notes will be eligible to participate in any action by holders. Also, we will count only outstanding Notes in determining whether the various percentage requirements for taking action have been met. For these purposes, a Note will not be “outstanding” if it has been surrendered for cancellation or if we have deposited or set aside, in trust for its holder, money for its payment or redemption.

Determining Record Dates for Action by Holders

We will generally be entitled to set any day as a record date for the purpose of determining the holders that are entitled to take action under the indenture or the supplemental indenture. In some limited circumstances, only the trustee will be entitled to set a record date for action by holders. If we or the trustee set a record date for an approval or other action to be taken by holders, that vote or action may be taken only by persons or entities who are holders on the record date and must be taken during the period that we specify for this purpose, or that the trustee specifies if it sets the record date. We or the trustee, as applicable, may shorten or lengthen this period from time to time. This period, however, may not extend beyond the 180th day after the record date for the action. In addition, record dates for any Global Notes may be set in accordance with procedures established by the depositary from time to time.

Payment Mechanics

Who Receives Payment

For interest due on the interest payment dates, we will pay the interest to the holder in whose name the Note is registered at the close of business on the regular record date relating to the interest payment date. For interest due at maturity but on a day that is not an interest payment date, we will pay the interest to the person or entity entitled to receive the principal of the Note. For principal due on the Notes at maturity, we will pay the amount to the holders of the Notes against surrender of the Notes at the proper place of payment.

Regular Record Dates for Interest

The regular record dates relating to the interest payment dates for the Notes are May 4 for May 19 and November 4 for November 19. For the purpose of determining the holder at the close of business on a regular record date when business is not being conducted, the close of business will mean 5:00 p.m., New York City time, on that day.

How We Will Make Payments

Payments on Global Notes. For Notes issued in global form, we will make payments on the Notes in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will make payments directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in a Global Note. An indirect holder’s right to receive those payments will be governed by the rules and practices of the depositary and its participants.

Payments on Certificated Notes. For Notes issued in certificated form, we will pay interest that is due on an interest payment date by check mailed on the interest payment date to the holder at the holder’s address shown on the trustee’s records as of the close of business on the regular record date and we will make all other payments by check to the paying agent described below, against surrender of the Notes. All payments by check may be made in next-day funds, that is, funds that become available on the day after the check is cashed.

Payment When Offices Are Closed

If any payment is due on the Notes on a day that is not a business day, we will make the payment on the day that is the next business day. Payments postponed to the next business day in this situation will be treated under the indenture and the supplemental indenture as if they were made on the original due date. Postponement of this kind will not result in a default under the Notes, the indenture or the supplemental indenture, and no interest will accrue on the postponed amount from the original due date to the next day that is a business day.

When we refer to a business day, we mean each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York City or Mexico City generally are authorized or obligated by law, regulation or executive order to close.

Paying Agent

If we issue Notes in certificated form, we may appoint one or more financial institutions to act as our paying agents, at whose designated offices the Notes may be surrendered for payment at their maturity. We call each of those offices a paying agent. We may add, replace or terminate paying agents from time to time, provided that if any Notes are issued in certificated form, so long as such Notes are outstanding, we will maintain a paying agent in New York City. Payments of principal and interest on the certificated Notes additionally may be made through the office of the paying agent in Luxembourg upon presentation and surrender if and so long as such Notes are listed on the Luxembourg Stock Exchange. We may also choose to act as our own paying agent. Initially, we have appointed the trustee, at its corporate trust office in New York City, as a paying agent. We must notify you of changes in the paying agents pursuant to the provisions described under “—Notices.”

Unclaimed Payments

Regardless of who acts as paying agent, all money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to a holder will be repaid to us. After that two-year period, the holder may look only to us for payment and not to the trustee, any other paying agent or anyone else.

Notices

As long as we issue Notes in global form, notices to be given to holders will be given to the depositary, in accordance with its applicable policies as in effect from time to time. If we issue Notes in certificated form, notices to be given to holders will be sent by mail to the respective addresses of the holders as they appear in the trustee’s records, and will be deemed given when mailed. For so long as any Notes are listed on the Luxembourg Stock Exchange and the rules and regulations of the Luxembourg Stock Exchange so require, we will publish all notices to holders in a newspaper with general circulation in Luxembourg, which is expected to be the Luxemburger Wort.

Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

Our Relationship with the Trustee

JPMorgan Chase Bank is initially serving as the trustee for the Notes. JPMorgan Chase Bank may have other business relationships with us from time to time.

TAXATION

The following summary of certain Mexican federal and U.S. federal income tax considerations is based on the advice of Franck, Galicia y Robles, S.C., with respect to Mexican federal taxes, and on the advice of Cleary, Gottlieb, Steen & Hamilton, New York, New York, with respect to U.S. federal income taxes. This summary contains a description of the principal Mexican federal and U.S. federal income tax consequences of the ownership and disposition of the Exchange Notes and the exchange of Old Notes for Exchange Notes, but does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to exchange Old Notes for Exchange Notes. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States and Mexico.

This summary is based on the tax laws of Mexico and the United States as in effect on the date of this registration statement (including the Tax Treaty described below), as well as on rules and regulations of Mexico and regulations, rulings and decisions of the United States available on or before such date and now in effect. All of the foregoing are subject to change, which change could apply retroactively and could affect the continued validity of this summary.

Holders of Old Notes considering an exchange of Old Notes for Exchange Notes should consult their own tax advisers as to the Mexican, United States or other tax consequences of the ownership and disposition of the Exchange Notes and the exchange of Old Notes for Exchange Notes, including, in particular, the application to their particular situations of the tax considerations discussed below, as well as the application of state, local, foreign or other tax laws.

Mexican Tax Considerations

The following is a general summary of the principal consequences under the Mexican Ley del Impuesto sobre la Renta (the Mexican Income Tax Law) and rules and regulations thereunder, as currently in effect, of the ownership and disposition of the Exchange Notes and the exchange of Old Notes for Exchange Notes, by a holder that is not a resident of Mexico and that will not hold Exchange Notes, or a beneficial interest therein, in connection with the conduct of a trade or business through a permanent establishment in Mexico (a “foreign holder”).

For purposes of Mexican taxation, a natural person is a resident of Mexico for tax purposes if he or she has established his or her home in Mexico, unless he or she has resided in another country for more than 183 calendar days, whether consecutive or not, during a calendar year and can demonstrate that he or she has become a resident of that country for tax purposes. A legal entity is a resident of Mexico if it is organized under Mexican law or maintains the principal administration of its business or the effective location of its management in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such person can demonstrate the contrary. If a non-resident of Mexico is deemed to have a permanent establishment in Mexico, all income attributable to such permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.

Exchange of Old Notes for Exchange Notes

The exchange of Old Notes for Exchange Notes gives rise to no tax implications in Mexico.

U.S./Mexico and Other Tax Treaties

The United States and Mexico have entered into a Convention for the Avoidance of Double Taxation (collectively, with subsequent Protocols thereto, referred to as the “Tax Treaty”). Provisions of the Tax Treaty that may affect the taxation of certain United States holders are summarized below. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters. Mexico has also entered into and is negotiating several other tax treaties that may reduce the amount of Mexican withholding tax to which payments of interest on the Notes may be subject. Holders of Old Notes considering an exchange of Old Notes for Exchange Notes should consult their own tax advisors as to the tax consequences, if any, of such treaties.

Payments of Interest, Principal and Premium, in Respect of the Exchange Notes

Under the Mexican Income Tax Law, payments of interest we make in respect of the Exchange Notes (including payments of principal in excess of the issue price of such Notes, which, under Mexican law, are deemed to be interest) to a foreign holder will be subject to a Mexican withholding tax assessed at a rate of 4.9% if (1) the Exchange Notes are placed through banks or brokerage houses (casas de bolsa) in a country with which Mexico has entered into a tax treaty for the avoidance of double taxation, which is in effect, (2) the Exchange Notes are registered with the Special Section of the National Registry of Securities (the “RNV”), and (3) the information requirements specified by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) (the “SHCP”) under its general rules are satisfied. In case such requirements are not met, the applicable withholding tax rate will be 10%. We believe that because the conditions described in (1) through (3) above will be satisfied, the applicable withholding tax rate will be 4.9%.

Under general regulations published in the Diario Oficial de la Federación, which regulations are subject to amendment or repeal, the information requirements which must be satisfied, according to the SHCP, are generally that: (a) the Notes are registered in the Special Section of the RNV (and copies of the approval of such registration are filed with the SHCP), (b) we timely file with the SHCP, after completion of the transaction contemplated by this registration statement, certain information relating to the issuance of the Exchange Notes, (c) we timely file with the SHCP information representing that no party related to us, jointly or individually, directly or indirectly, is the effective beneficiary of 5% or more of the aggregate amount of each interest payment, and (d) we maintain records which evidence compliance with items (a), (b) and (c) above.

A higher income tax withholding rate (up to a maximum of 34%) will be applicable when the effective beneficiaries of payments treated as interest, whether directly or indirectly, individually or collectively with related persons, who receive more than 5% of the aggregate amount of such payments on the Exchange Notes are (1) our shareholders who own, directly or indirectly, individually or collectively with related persons, more than 10% of our voting stock, or (2) entities more than 20% of whose stock is owned, directly or indirectly, individually or collectively with related persons, by us or by persons related to us. For such purposes, under the Mexican Income Tax Law, persons are considered related if one possesses an interest in the business of the other, common interests exist between them, or a third person holds an interest in the business or property of both persons.

Payments of interest we make with respect to the Exchange Notes to a non-Mexican pension or retirement fund generally will be exempt from Mexican withholding taxes, provided that (1) the fund is the effective beneficiary of such interest income, (2) the fund is duly established pursuant to the laws of its country of origin, (3) the relevant interest income is exempt from taxation in such country, and (4) the fund is duly registered with the SHCP.

We have agreed, subject to specified exceptions and limitations, to pay additional amounts to the holders of Exchange Notes in respect of the Mexican withholding taxes mentioned above. If we pay additional amounts in respect of such Mexican withholding taxes, any refunds of such additional amounts will be for our account. See “Description of the Notes—Payment of Additional Amounts.”

Holders or beneficial owners of Exchange Notes may be requested to provide certain information or documentation necessary to enable us to establish the appropriate Mexican withholding tax rate applicable to such holders or beneficial owners. In the event that the specified information or documentation concerning the holder or beneficial owner, if requested, is not provided on a timely basis, our obligations to pay additional amounts may be limited as set forth under “Description of the Notes—Payment of Additional Amounts.”

Under the Mexican Income Tax Law, payments of principal we make to a foreign holder of the Exchange Notes will not be subject to any Mexican withholding or similar taxes.

Taxation of the Disposition of the Exchange Notes

The application of Mexican tax law provisions to capital gains realized on the disposition of Exchange Notes by foreign holders is unclear. We expect that no Mexican tax will be imposed on transfers of Exchange Notes between foreign holders effected outside of Mexico.

Other Mexican Taxes

A foreign holder will not be liable for estate, gift, inheritance or similar taxes with respect to its holdings of Exchange Notes. There are no Mexican stamp, issue registration or similar taxes payable by a foreign holder with respect to Exchange Notes.

United States Tax Considerations

The following is a summary of certain United States federal income tax considerations that may be relevant to a beneficial owner of Exchange Notes that is a citizen or resident of the United States or a domestic corporation or otherwise subject to United States federal income tax on a net income basis in respect of the Exchange Notes (a “U.S. holder”). It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular investor’s decision to invest in Exchange Notes.

In addition, this summary deals only with investors that are U.S. holders who acquire the Exchange Notes in the United States as part of the initial offering of the Exchange Notes, who will own the Exchange Notes as capital assets, and whose functional currency is the U.S. dollar. It does not address U.S. federal income tax considerations applicable to investors who own or are treated as owning 10% or more of our voting shares (including ADSs) or who may be subject to special tax rules, such as banks, financial institutions, tax-exempt entities, insurance companies or dealers in securities or currencies, or persons that will hold Exchange Notes as a position in a “straddle” or conversion transaction or as part of a “synthetic security” or other integrated financial transaction.

Registration Rights and Exchange Offer

Neither the registration of the Old Notes pursuant to our obligations under the registration rights agreement nor the U.S. holder’s receipt of Exchange Notes in exchange for Old Notes will constitute a taxable event for U.S. federal income tax purposes. The exchanging U.S. holder will retain the tax basis in the Exchange Notes that the holder had in the Old Notes, and a U.S. holder’s holding period for the Exchange Notes will include the holding period such U.S. holder had in the Old Notes before such Old Notes were registered.

Payments of Interest and Additional Amounts

Payments of the gross amount of interest and additional amounts (as defined in “Description of the Exchange Notes—Payment of Additional Amounts,” i.e., including amounts withheld in respect of Mexican withholding taxes) with respect to an Exchange Note will be taxable to a U.S. holder as ordinary interest income at the time that such payments are accrued or are received, in accordance with the U.S. holder’s method of tax accounting. Thus, accrual method U.S. holders will report stated interest on the Exchange Note as it accrues, and cash method U.S. holders will report interest when it is received or unconditionally made available for receipt.

Foreign Source Income and Foreign Tax Credits

The Mexican withholding tax that is imposed on interest will be treated as a foreign income tax eligible, subject to generally applicable limitations and conditions under U.S. tax law, for credit against a

U.S. holder’s federal income tax liability or, at the U.S. holder’s election, for deduction in computing the holder’s taxable income. Interest and additional amounts paid on the Exchange Notes generally will constitute foreign source “passive income” or, in the case of certain U.S. holders, “financial services income.” Gain or loss realized by a U.S. holder on the sale or other disposition of an Exchange Note generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

The calculation and availability of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of complex rules that depend on a U.S. holder’s particular circumstances. U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits and the treatment of additional amounts.

Disposition of Exchange Notes

A U.S. holder generally will recognize gain or loss on the sale, redemption or other disposition of the Exchange Notes (other than an exchange of Old Notes for Exchange Notes, as described in “—Registration Rights and Exchange Offer”) in an amount equal to the difference between the amount realized on such sale, redemption or other disposition (less any amounts attributable to accrued but unpaid interest, which will be taxable as such) and the U.S. holder’s adjusted tax basis in the Exchange Notes. Gain or loss realized by a U.S. holder on such sale, redemption or other disposition generally will be long-term capital gain or loss if, at the time of the disposition, the Exchange Notes have been held for more than one year.

Information Reporting and Back-up Withholding

The paying agent may be required to file information returns with the U.S. Internal Revenue Service with respect to payments made to certain U.S. holders on the Exchange Notes. A U.S. holder may be subject to backup withholding on the payments that the U.S. taxpayer receives on the Exchange Notes unless such U.S. holder (i) is a corporation or comes within certain other exempt categories and demonstrates this fact, or (ii) provides a correct taxpayer identification number on an IRS Form W-9, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under these rules will be allowed as a credit against such U.S. holder’s federal income tax liability and may entitle such U.S. holder to a refund, provided that the required information is furnished to the IRS.

Non-U.S. Holders

A holder or beneficial owner of Exchange Notes that is not a U.S. holder (a “non-U.S. holder”) generally will not be subject to U.S. federal income or withholding tax on interest received on the Exchange Notes. In addition, a non-U.S. holder will not be subject to U.S. federal income or withholding tax on gain realized on the sale of Exchange Notes unless, in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

PLAN OF DISTRIBUTION

The following requirements apply only to broker-dealers. If you are not a broker-dealer as defined in Section 3(a)(4) and Section 3(a)(5) of the Exchange Act, these requirements do not affect you.

Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 90 days after the consummation of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale of Exchange Notes received in exchange for Old Notes.

We will not receive any proceeds from any sale of Exchange Notes by broker-dealers.

Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any Exchange Notes.

Any broker-dealer that resells Exchange Notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of those Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act. Any profit on any resale of Exchange Notes and any commissions or concessions received by any of those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For period of up to 90 days after the consummation of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to the prospectus to any broker-dealer that requests those documents. We have agreed to pay all expenses incident to the Exchange Offer, other than commissions or concessions of any brokers or dealers, and will indemnify any broker-dealer as a holder of the Exchange Notes against certain liabilities, including liabilities under the Securities Act.

VALIDITY OF THE EXCHANGE NOTES

The validity of the Exchange Notes offered hereby will be passed upon by Cleary, Gottlieb, Steen & Hamilton, our United States counsel. Certain matters of Mexican law relating to the Exchange Notes will be passed upon by Franck, Galicia y Robles, S.C., our Mexican counsel.

EXPERTS

Mancera, S.C., a Member Practice of Ernst & Young Global, independent auditors, have audited our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus. Our financial statements are incorporated by reference in reliance on Mancera, S.C.’s report, given on their authority as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation organized under the laws of Mexico. In addition, most of our directors, officers and controlling persons, as well as certain experts named in this prospectus, reside outside the United States, and all or a substantial portion of their assets and our assets are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States upon these persons or to enforce against them, either inside or outside the United States, judgments obtained against these persons in U.S. courts, or to enforce in U.S. courts judgments obtained against these persons in courts in jurisdictions outside the United States, in each case, in any action predicated upon civil liabilities under the U.S. federal securities laws. Based on the opinion of Franck, Galicia y Robles, S.C., our Mexican counsel, there is doubt as to the enforceability against these persons in Mexico, whether in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the U.S. federal securities laws.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. We may from time to time make forward-looking statements in our reports to the SEC on Form 20-F and Form 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios,

•	statements of our plans, objectives or goals, including those relating to competition, regulation and rates,

•	statements about our future economic performance or that of Mexico or other countries, and

•	statements of assumptions underlying such statements.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying them.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include economic and political conditions and government policies in Mexico or elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. For additional information on factors that could cause our actual results to differ from expectations reflected in forward-looking statements, please see “Risk Factors” in our SEC reports incorporated by reference in this prospectus.

Forward-looking statements speak only as of the date they are made. We do not undertake to update such statements in light of new information or future developments.

You should evaluate any statements made by us in light of these important factors.

LISTING AND GENERAL INFORMATION

1. We have obtained all necessary consents, approvals and authorizations in connection with the issuance and performance of the Exchange Notes. Resolutions of our Board of Directors, dated November 12, 2003, authorized the issuance of the Exchange Notes.

2. Except as disclosed herein (or in the documents incorporated by reference herein), there are no pending actions, suits or proceedings against or affecting us or any of our subsidiaries or any of their respective properties, which, if determined adversely to us or any such subsidiary, would individually or in the aggregate have an adverse effect on our financial condition and that of our subsidiaries taken as a whole or would adversely affect our ability to perform our obligations under the Exchange Notes, or which are otherwise material in the context of the issuance of the Exchange Notes, and, to the best of our knowledge, no such actions, suits or proceedings are threatened.

3. Except as disclosed herein (or in the documents incorporated by reference herein), since December 31, 2002, there has been no change (or any development or event involving a prospective change of which we are or might reasonably be expected to be aware) which is materially adverse to our financial condition and that of our subsidiaries taken as a whole.

4. Mancera, S.C., a Member Practice of Ernst & Young Global, independent auditors, has agreed to the incorporation by reference of its report in this prospectus in the form and context in which it is included in our 2002 Form 20-F.

5. For so long as any of the Notes are outstanding and listed on the Luxembourg Stock Exchange, copies of the following items in English will be available free of charge from J.P. Morgan Bank Luxembourg S.A., our listing agent, at its office at 5, rue Plaetis, L-2338 Luxembourg:

•	our audited consolidated financial statements as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000,

•	our unaudited condensed consolidated interim financial statements as of September 30, 2003 and for the nine-month periods ended September 30, 2003 and 2002, and

•	any related notes to these items.

For as long as any of the Notes are outstanding and listed on the Luxembourg Stock Exchange, copies of our current annual and interim financial statements may be obtained from our Luxembourg agent at its office listed above.

During the same period, the indenture and the supplemental indenture will be available for inspection at the office of J.P. Morgan Bank Luxembourg S.A. in Luxembourg. We currently publish our unaudited financial information on a quarterly basis. We do not prepare non-consolidated financial statements. We will, until the repayment of the Notes, maintain a paying agent in New York as well as in Luxembourg.

6. In connection with the application for the Notes to be listed on the Luxembourg Stock Exchange, copies of our constitutive documents (together with a certified English translation thereof) and a legal notice relating to the issue of the Notes will be deposited with the Trade and Commerce Register (Registre de Commerce et des Societés), where they may be inspected and copies obtained upon request. Additionally, copies of our constitutive documents are available at the office of J.P. Morgan Bank Luxembourg S.A., the paying agent in Luxembourg.

7. We have taken reasonable care to ensure that the information contained or incorporated in this prospectus is true and correct in all material respects and is not misleading in any material respect as of the date of this prospectus, and that there has been no omission of information which, in the context of the issuance of the Exchange Notes, would make any statement of material fact herein misleading in any material respect, both in light of the circumstances existing as of the date of this prospectus. We accept responsibility accordingly. Our registered office is listed on the inside back cover of this prospectus.

ISSUER

Teléfonos de México, S.A. de C.V.

Parque Vía 190

Colonia Cuauhtémoc

06599 México, D.F.

TRUSTEE, PRINCIPAL PAYING AGENT AND REGISTRAR

JPMorgan Chase Bank

Institutional Trust Services

4 New York Plaza, 15th Floor

New York, New York 10004

PAYING AGENTS, TRANSFER AGENTS AND EXCHANGE AGENTS

JPMorgan Chase Bank Institutional Trust Services 4 New York Plaza, 15th Floor New York, New York 10004	J.P. Morgan Bank Luxembourg S.A. 5, rue Plaetis L-2338 Luxembourg Luxembourg

INFORMATION AGENT

Global Bondholder Services Corporation

Corporate Actions

65 Broadway—Suite 704

New York, New York 10006

INDEPENDENT AUDITORS

Mancera, S.C.

(A Member Practice of Ernst & Young Global)

Corporativo Polanco

Jaime Balmes No. 8-Piso 5

Colonia Los Morales Polanco

11510 México, D.F.

LUXEMBOURG LISTING AGENT

J.P. Morgan Bank Luxembourg S.A.

5, rue Plaetis

L-2338 Luxembourg

Luxembourg

LEGAL ADVISORS TO TELMEX

As to United States Law	As to Mexican Law

Cleary, Gottlieb, Steen & Hamilton One Liberty Plaza New York, New York 10006	Franck, Galicia y Robles, S.C. Blvd. Manuel Avila Camacho No. 24, Piso 7 Colonia Lomas de Chapultepec 11000 México, D.F.